As filed with the Securities and Exchange Commission on March 11, 2004.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CoTherix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	04-3513144
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1301 Shoreway Road, Suite 320

Belmont, CA 94002

(650) 486-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

W. Scott Harkonen, M.D.

Chief Executive Officer

1301 Shoreway Road, Suite 320

Belmont, CA 94002

(650) 486-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert V. Gunderson, Jr., Esq.	Laura A. Berezin, Esq.
Bennett L. Yee, Esq.	Thomas L. MacMitchell, Esq.
Kevin A. Lucas, Esq.	Sally A. Kay, Esq.
Brian C. Patterson, Esq.	Cooley Godward LLP
Amanda Galton, Esq.	Five Palo Alto Square
Gunderson Dettmer Stough	3000 El Camino Real
Villeneuve Franklin & Hachigian, LLP	Palo Alto, CA 94306
155 Constitution Drive	(650) 843-5000
Menlo Park, CA 94025
(650) 321-2400

Approximate date of commencement of proposed sale to the public:     As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value	$70,000,000	$8,869.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 11, 2004

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                     Shares

Common Stock

We are offering                      shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $                     and $                      per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “CTRX.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to CoTherix	$	$

The underwriters may also purchase up to an additional                      shares from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this preliminary prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2004.

CIBC World Markets	Piper Jaffray

Needham & Company, Inc.	Thomas Weisel Partners LLC

The date of this prospectus is                     , 2004.

Through and including                 , 2004 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, are required to deliver a prospectus. This prospectus delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus.

The name “CoTherix” is our trademark. We have applied to register CoTherix with the United States Patent and Trademark Office. We have an exclusive license in the U.S. with Schering AG, Germany to the trademark of Ventavis®. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. All references in this prospectus to “Schering AG” refer to Schering AG, Germany. Although the names “Columbia” and “Columbia University” are included in this prospectus, the use of Columbia’s name in no way constitutes approval or sponsorship of our activities by Columbia.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing elsewhere in this prospectus before deciding to invest in shares of our common stock.

Overview

We are a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and infectious diseases. Ventavis, our lead product candidate, is an inhaled prostacyclin analogue for the treatment of pulmonary arterial hypertension, or PAH, that we believe offers advantages over existing therapies. Ventavis is currently marketed in various European countries by Schering AG and we licensed the exclusive U.S. rights to Ventavis from Schering AG in October 2003. We plan to file a New Drug Application, or NDA, for Ventavis with the U.S. Food and Drug Administration, or FDA, in 2004 based primarily on the results of the clinical trials conducted by Schering AG. In addition, we plan to investigate the use of Ventavis in combination therapy with a currently approved treatment for PAH in order to expand the commercial potential of Ventavis. We are also developing CTX-100 for the treatment of emphysema. We believe that our in-depth understanding of the biology of cardiopulmonary and infectious diseases, combined with our management’s development and commercialization experience, will enable us to continue to identify and license or acquire product candidates in our target disease markets.

Ventavis

Ventavis, or iloprost, is delivered using a nebulizer for the treatment of PAH, a highly debilitating disease characterized by severe constriction of the blood vessels in the lungs. This condition leads to very high pulmonary arterial pressure and makes it difficult for the heart to pump blood through the lungs to be oxygenated. We estimate that PAH afflicts approximately 50,000 people in the U.S., of which 15,000 people are currently diagnosed and under various treatments, including prostacyclins and endothelin receptor antagonists. We expect to compete primarily with other prostacyclin therapies. Current prices of existing prostacyclin therapies are approximately $100,000 per patient annually.

Currently marketed prostacyclins for PAH are difficult to administer because they require continuous delivery through subcutaneous or intravenous routes. Ventavis targets the pulmonary vessels directly through inhalation, eliminating many of the inconveniences and potentially reducing many of the side effects associated with subcutaneous or intravenous delivery. We believe Ventavis is more conveniently administered than existing prostacyclin therapies and will become the preferred prostacyclin treatment for most PAH patients. In addition, we believe Ventavis offers therapeutic characteristics that support development for combination therapy, PAH associated with idiopathic pulmonary fibrosis and other possible indications, including PAH associated with sickle cell anemia.

Ventavis was approved in September 2003 by the European Agency for the Evaluation of Medicinal Products, or EMEA, for the treatment of primary pulmonary hypertension. In Schering AG’s Phase III trial, the primary composite endpoint was met by 17% of patients taking Ventavis and 5% of patients taking the placebo, a result that was statistically significant and clinically meaningful. The results of the six-minute walk test and New York Heart Association class improvement, two commonly used measurements of PAH severity and secondary endpoints of this trial, were also statistically significant and clinically meaningful. Flushing and jaw pain, both typical side effects of prostacyclin therapies, were more common in the Ventavis group.

CTX-100

CTX-100 is a proprietary hyaluronic acid solution inhaled using a nebulizer that we are developing for two indications, emphysema due to smoking and genetic emphysema. We believe that CTX-100 may slow the rate of lung function decline and protect lung tissue from the harmful effects of chronic inflammation associated with smoking or genetic emphysema. In separate Phase I trials, delivery of CTX-100 to the lungs of normal human volunteers and patients with genetic emphysema was shown to be well tolerated. We intend to commence a fourteen-day, multiple-dose Phase I/II trial in 48 patients with emphysema and a history of smoking in the second half of 2004.

Business Strategy

We intend to build a biopharmaceutical company focused on the commercialization of therapeutic products for cardiopulmonary and infectious diseases. The key elements of our strategy are to:

•	obtain U.S. regulatory approval for Ventavis;

•	build our own specialty U.S. sales and marketing organization and leverage its capabilities to attract and commercialize other products;

•	maximize the commercial potential of Ventavis by investigating its use in combination therapies and in treating PAH associated with idiopathic pulmonary fibrosis and other potential indications;

•	license or acquire complementary products in the areas of cardiopulmonary and infectious diseases; and

•	establish strategic collaborations to enhance our ability to move products efficiently through development to commercialization and penetrate new market opportunities.

Our Management Team

We have assembled a management team with significant experience in the development, registration, manufacture and commercialization of products and medical devices. Our team has obtained regulatory approval for and commercially launched several biopharmaceutical products. To date, we have licensed two promising product candidates in our target therapeutic areas and we intend to leverage our experience and relationships to continue licensing or acquiring additional product candidates.

Risks

Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors.” All of our current product candidates, including Ventavis and CTX-100, are in clinical stages of development. Accordingly, we have not received regulatory approval for, or received commercial revenues from, any of our product candidates. It is possible that we may never successfully commercialize any of our product candidates. As of December 31, 2003, we had incurred $20.4 million in losses from operations since inception. We expect to continue to incur increasing losses over the next several years, and we may never become profitable.

Corporate Information

We were incorporated in Delaware in February 2000 as Exhale Therapeutics, Inc. and changed our name to CoTherix, Inc. in October 2003. Our principal executive offices are located at 1301 Shoreway Drive, Suite 320, Belmont, CA 94002 and our telephone number is (650) 486-2100. Our website address is www.cotherix.com. Information contained in our website is not a part of this prospectus. References in this prospectus to “we,” “us” and “our” refer to CoTherix, Inc.

The Offering

Common stock to be offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

To provide for the clinical development of Ventavis and CTX-100; milestone payments due under our current licensing agreements, including a $7.0 million payment to Schering AG upon acceptance of the filing of our NDA for Ventavis; the development of our sales and marketing organization; licensing or acquiring and developing additional product candidates; and general corporate purposes. See “ Use of Proceeds.”

Proposed Nasdaq National Market symbol	CTRX

The number of shares of common stock to be outstanding after the closing of the offering is based on 22,802,765 shares of common stock outstanding as of February 20, 2004 and excludes:

•	4,495,634 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $0.40 per share;

•	an additional 511,709 shares of common stock reserved for future stock option grants and purchases under our 2000 Stock Plan; and

•	an additional 2,239,080 shares of common stock reserved for issuance under our 2004 Equity Incentive Plan and our Employee Stock Purchase Plan, each of which will become effective upon the effectiveness of the registration statement related to this offering.

Except as otherwise indicated, all information in this prospectus:

•	gives effect to the automatic conversion of all outstanding shares of our preferred stock into 21,477,423 shares of common stock upon the closing of this offering;

•	assumes no exercise by the underwriters of their over-allotment option; and

•	gives effect to a -for- reverse stock split to be effected prior to the closing of this offering.

Summary Financial Data

The following table sets forth certain of our financial data. The summary financial data for the years ended December 31, 2001, 2002 and 2003 and the period from inception (February 10, 2000) to December 31, 2003 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the period from inception (February 10, 2000) to December 31, 2000 has been derived from our audited financial statements not included in this prospectus. You should read these data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from inception (February 10, 2000) to December 31, 2000	Years ended December 31,			Period from inception (February 10, 2000) to December 31, 2003
		2001	2002	2003
	(in thousands, except share and per share data)
Statements of Operations Data

Grant revenue	$—	$40	$44	$15	$99
Operating expenses:
Research and development	687	2,316	3,441	2,762	9,206
General and administrative	335	784	1,359	2,196	4,674
Acquired product rights	—	—	—	6,000	6,000
Amortization of employee stock-based compensation	—	—	—	656	656

Loss from operations	(1,022)	(3,060)	(4,756)	(11,599)	(20,437)
Interest and other income (expense), net	7	177	72	(1,029)	(773)

Net loss	(1,015)	(2,883)	(4,684)	(12,628)	(21,210)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	(18)	(18)
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	—	—	—	(14,332)	(14,332)

Net loss attributable to common stockholders	$(1,015)	$(2,883)	$(4,684)	$(26,978)	$(35,560)

Basic and diluted net loss per share attributable to common stockholders	$(2.07)	$(4.91)	$(7.68)	$(36.05)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	490,263	586,967	609,974	748,364

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)				$(3.93)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)				6,865,602

	As of December 31, 2003
	Actual	Pro forma	Pro forma as adjusted
		(unaudited)	(unaudited)
	(in thousands)

Balance Sheet Data

Cash and cash equivalents	$20,549	$45,549
Working capital	20,078	45,078
Total assets	21,343	46,343
Long-term debt	—	—
Redeemable convertible preferred stock	40,291	65,291
Deficit accumulated during the development stage	(21,228)	(21,228)
Total stockholders’ equity (deficit)	(20,049)	(20,049)

The pro forma information contained in the balance sheet data gives effect to the issuance of 7,246,377 shares of Series C redeemable convertible preferred stock sold in February 2004 at $3.45 per share raising net proceeds of $25.0 million. As disclosed in Note 13 to our financial statements, in connection with the sale of the Series C redeemable convertible preferred stock in February 2004, we will record in the first quarter of 2004 a deemed dividend estimated to be $20.7 million.

The pro forma as adjusted balance sheet data reflects the pro forma balance sheet data at December 31, 2003 adjusted for the sale by us of                  shares of common stock at an assumed initial offering price of $         per share in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information elsewhere in this prospectus, including our financial statements and the related notes, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We currently have no source of product revenue and may never become profitable.

We are a development stage biopharmaceutical company with a limited operating history. Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any product revenue. Even if we receive regulatory approval for any products, we do not know when Ventavis or any other product we may develop will generate revenue, if at all. Our ability to generate revenue depends on a number of factors, including our ability to:

•	successfully conduct and complete clinical trials for Ventavis or our other product candidates;

•	develop and obtain regulatory approval for Ventavis or our other product candidates;

•	obtain commercial quantities of Ventavis or our other product candidates at acceptable cost levels; and

•	successfully market and sell Ventavis in the U.S. or our other product candidates on a worldwide basis.

If we are unable to generate significant revenue and attain profitability, we may be unable to sustain our operations.

We have incurred losses from operations since inception and anticipate that we will continue to incur losses from operations for the foreseeable future.

We have incurred losses in each year since our inception in 2000. Our losses from operations were $3.1 million in 2001, $4.8 million in 2002 and $11.6 million in 2003. As of December 31, 2003, we had incurred $20.4 million in losses from operations since inception. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. All of our existing product candidates will require additional clinical development, regulatory review, significant marketing efforts and substantial investment before they could provide us with any revenue. We expect our research and development expenses to increase in connection with our planned clinical trials for Ventavis, CTX-100 and any other clinical trials or preclinical testing that we may initiate. In addition, we expect to incur increased sales and marketing expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing therapeutic drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Ventavis is our only product candidate at a late stage of clinical development and, if we are not able to successfully develop and commercialize it, we may not generate sufficient revenues to continue our business operations.

We currently have no products that have received regulatory approval for commercial sale. The process to develop, obtain regulatory approval for and commercialize potential drug candidates is long, complex and costly. Ventavis is our only product candidate at a late stage of clinical development. Our other product candidate, CTX-100, is in early clinical development. In addition, we have no internal discovery capabilities and rely on our ability to license or acquire additional product candidates. As a result, our business is currently substantially dependent on our ability to complete development, obtain regulatory approval for and successfully commercialize Ventavis in a timely manner. If we are unable to successfully commercialize Ventavis, we may not be able to earn sufficient revenues to continue our business.

Delays in clinical development could result in delays in regulatory approval, increased costs to us and delay our ability to generate revenue.

We intend to file an NDA for Ventavis in 2004 based primarily on data from clinical trials conducted by Schering AG, including a Phase III pivotal trial. The FDA could request additional information or data, which may extend the review period. In particular, because we intend to rely on a single pivotal trial in our NDA submission, the FDA may require us to conduct additional trials and submit additional data.

We do not know whether planned clinical trials for our product candidates will begin or be completed on schedule, if at all. Significant delays in clinical development could materially impact our product development costs. In addition, significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to effectively commercialize Ventavis or our other product candidates.

Clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a study;

•	reaching an acceptable clinical study agreement with prospective sites;

•	obtaining institutional review board approval to conduct a study at a prospective site; and

•	recruiting patients to participate in a study.

We also plan to rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to oversee some of the operations of our clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. If these third parties do not successfully carry out their contractual duties or obligations, meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our financial results and the commercial prospects for Ventavis or our other product candidates could be harmed, our costs could increase and our ability to generate revenue could be delayed.

If clinical trials of our product candidates are not successful, we will be unable to commercialize these products.

To receive regulatory approval for the commercial sale of our product candidates, we must conduct clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive and can take many years. Failure can occur at any stage of the testing. Our inability to successfully and effectively complete clinical trials for our product candidates will severely harm our business.

A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving results that appear promising in earlier clinical trials. The data collected from our trials may not be sufficient to support regulatory approval of Ventavis, or our other product candidates. Our failure to adequately demonstrate the safety and efficacy of our product candidates will prevent receipt of regulatory approval and, ultimately, commercialization of such products.

We currently do not have, and are in the process of building, our own finance and accounting systems and controls.

We currently do not have the finance and accounting infrastructure necessary to support the operations and reporting obligations of a public company, and we currently need to use the services of an outside consulting firm to assist us in the preparation of our financial statements. To build this infrastructure, we will need to hire additional accounting personnel and improve our accounting disclosure policies, procedures and controls. We are currently in the process of:

•	hiring a full time Chief Financial Officer and a controller;

•	upgrading our computer systems, including hardware and software;

•	establishing written policies and procedures; and

•	enhancing internal controls and our financial statement review process.

During our financial audit, numerous adjustments to the financial statements included in this prospectus were required for the financial statements to be in accordance with generally accepted accounting principles.

As a public company, we will operate in an increasingly challenging regulatory environment which requires us to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, expanded disclosures, accelerated reporting requirements and more complex accounting rules. If we are unsuccessful in building an appropriate accounting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements.

If we cannot demonstrate to the FDA the equivalency of nebulizers used in clinical development or in commercialization, we would be required to conduct additional preclinical or clinical testing.

We currently plan to deliver Ventavis using the ProDose nebulizer manufactured by Profile Therapeutics, a U.K. company. This is different from the nebulizer that was used in the Phase III trial conducted by Schering AG. We are required to demonstrate that any nebulizer we use delivers a comparable dose and particle size as the nebulizer used by Schering AG. A study was conducted to establish equivalence of the two nebulizers, which will be submitted with our Ventavis NDA. If we are unable to demonstrate equivalency to the satisfaction of the FDA, we would be required to conduct additional preclinical or clinical testing. Conducting any additional testing may be expensive and could delay the commercialization of Ventavis.

Our commercialization of Ventavis may be delayed if regulatory approval of the intended nebulizer is delayed or not granted.

We intend to market Ventavis for use with the ProDose nebulizer. In addition to the requirement to demonstrate equivalency to the nebulizer used in the Phase III clinical trial conducted by Schering AG, the ProDose nebulizer must receive 510(k) device premarket notification clearance from the FDA before it may be sold in the U.S. 510(k) refers to a premarketing submission made to the FDA to obtain clearance for medical devices like nebulizers. The original 510(k) application for the ProDose nebulizer was submitted to the FDA in March 2003. In September 2003, the FDA requested additional information, which was provided in November 2003. We cannot assure you that the ProDose nebulizer will receive regulatory clearance on a timely basis or at all. Further, we are not in control of Profile Therapeutics’ efforts to obtain FDA clearance of the ProDose nebulizer. If regulatory clearance of the ProDose nebulizer is delayed or not granted, any commercial launch of Ventavis would be delayed for an indeterminate period as we work to identify an alternative nebulizer, test that device with Ventavis and receive the necessary regulatory approvals.

We may not obtain orphan drug designation for the use of Ventavis in treating PAH and we may be precluded from commercializing Ventavis if another party obtains approval for orphan drug designation for Ventavis.

Orphan drug designation is an important element of our competitive strategy because Schering AG’s composition of matter patent for Ventavis expires on September 8, 2004. We intend to file for orphan drug designation for the use of Ventavis in treating PAH and other disease indications which meet the criteria for orphan designation. The company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. We cannot assure you that our efforts to obtain orphan drug designation for Ventavis will be successful, and our failure to achieve this designation may weaken our competitive position. In addition, the FDA may permit additional companies to market a drug for the designated condition if such companies can demonstrate clinical superiority. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different drugs. As a result, even if Ventavis is approved and receives orphan drug status, the FDA can still approve other drugs for use in treating the same indication or disease covered by Ventavis, which could create a more competitive market for us. Moreover, if a competitor obtains approval of the same drug for the same indication or disease before us, we would be blocked from obtaining approval for our product for seven years, unless our product can be shown to be clinically superior. Even if we do obtain orphan drug designation for use of Ventavis in treating PAH, competitors will still be able to develop and commercialize iloprost for indications other than PAH.

Competitors could develop and gain FDA approval of inhaled iloprost for a different indication which could adversely affect our competitive position.

Although we are not aware of any other company currently developing inhaled iloprost in the U.S. for any human therapeutic indication, inhaled iloprost manufactured by other parties may be approved for different indications in the U.S. in the future. For example, although we have an exclusive license from Schering AG to commercialize Ventavis in the U.S. to treat PAH, Schering AG could sell Ventavis in the U.S. for other indications. In the event there are other inhaled iloprost products approved by the FDA to treat indications other than those covered by Ventavis, physicians may elect to prescribe a competitor’s inhaled iloprost to treat the indications for which our product has received approval. This is commonly referred to as off-label use. While under FDA regulations a competitor is not allowed to promote off-label uses of its product, the FDA does not regulate the practice of medicine and, as a result, cannot direct physicians as to what inhaled iloprost to prescribe to their patients. As such, we would have limited ability to prevent off-label use of a competitor’s inhaled iloprost to treat PAH even if we have orphan drug exclusivity.

We currently depend on a single manufacturer for the clinical and commercial production of each of our product candidates.

We rely on third-party manufacturers for the clinical and commercial production of each of our product candidates. These existing and future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our products. In the event of a natural disaster, business failure, strike or other difficulty, we may be unable to replace a third-party manufacturer in a timely manner and the production of our product candidates would be interrupted, resulting in delays and additional costs.

Switching manufacturers may be difficult for a number of reasons, including:

•	the number of potential manufacturers is limited and we may not be able to negotiate agreements with alternative manufacturers on commercially reasonable terms;

•	long lead times are often needed to manufacture drugs;

•	the manufacturing process is complex and may require a significant learning curve; and

•	the FDA must approve any replacement prior to manufacturing, which requires new testing and compliance inspections.

In particular, the process of manufacturing Ventavis is extremely complex, lengthy and has low yields, and Schering AG dedicates substantial resources to its manufacture. The proprietary manufacturing process used to make Ventavis can take up to two years from beginning to end, and is held as a trade secret by Schering AG. If Schering ceases to manufacture Ventavis, development of our own facilities or obtaining a third-party manufacturer will be difficult, time-consuming and expensive.

Our agreement with Schering AG provides that it will supply our orders for Ventavis and that we will purchase our Ventavis requirements exclusively from Schering AG, subject to its right to generally cease manufacture of Ventavis on 24 months advance notice or less notice, in the event that Schering AG implements a worldwide market withdrawal based upon the requirement of a regulatory authority in a major market country. In the event of such a cessation, or if Schering AG fails to meet its supply obligations for a certain period of time, we will be granted non-exclusive manufacturing rights for Ventavis. However, if Schering AG is unable to provide us with supplies of Ventavis for any reason, we may experience substantial delays in clinical development or commercial product shortages as we develop internal manufacturing capabilities or seek a third-party manufacturer. We may experience difficulty finding an acceptable alternative manufacturer for any of the reasons noted above in connection with switching manufacturers. In addition, because Schering AG manufactures Ventavis outside of the U.S., we may face difficulties in importing Ventavis into the U.S. as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging.

We have no manufacturing capacity and anticipate continued reliance on third-party manufacturers for the development and commercialization of our products.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We have no experience in drug formulation or manufacturing, and we lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We do not intend to develop facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future.

Our failure or our contract manufacturers’ failure to achieve and maintain high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Our contract manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Agency and corresponding state agencies to ensure strict compliance with current good manufacturing practices and other applicable government regulations and corresponding foreign standards. However, we do not have control over and cannot ensure third-party manufacturers’ compliance with these regulations and standards. If one of our manufacturers fails to maintain compliance, the production of our product candidates could be interrupted, resulting in delays, additional costs and potentially lost revenues. Additionally, our third-party manufacturers must pass a pre-approval inspection before we can obtain marketing approval for any of our product candidates in development.

If we are unable to establish a direct sales force in the U.S., our business may be harmed.

We currently do not have an established sales organization. Assuming Ventavis is approved by the FDA for commercial sale, we intend to market it directly to physicians in the U.S. through our own sales force. We will need to incur significant additional expenses and commit significant additional management resources to establish a sales force for Ventavis and possibly other products approved for commercialization. We may not be able to successfully establish these capabilities despite these additional expenditures. If we elect to rely on third parties to sell Ventavis and any other products, we may receive less revenue than if we sold such products directly. In addition, we may have little or no control over the sales efforts of those third parties. In the event we are unable to sell Ventavis and other selected product candidates, either directly or through third parties, the commercialization of Ventavis may be delayed and our business may be harmed.

CTX-100 is an early-stage compound and significant resources must be expended and we would likely require a development partner in order to realize commercial value from CTX-100.

We are in the early stages of developing CTX-100. We have completed two Phase I trials for CTX-100, and we intend to commence a Phase I/II trial in the second half of 2004. On the basis of these results, we will evaluate further development and commercialization of CTX-100. Because CTX-100 is an early-stage product candidate and would require extensive additional clinical trials and significant additional resources, we would likely partner with another company to develop and commercialize CTX-100. We cannot assure you that additional clinical trials will produce positive results, that we will elect to pursue commercial opportunities with CTX-100 or that we will ever gain FDA approval of and be able to commercialize CTX-100. Further, if we seek to partner with another company to develop and commercialize CTX-100, we cannot assure you that such an arrangement will be available to us on desirable terms or at all.

If we fail to identify and license or acquire other products or product candidates, we may be unable to expand our business.

One of our key strategies is to license or acquire clinical-stage products or product candidates and further develop them for commercialization. The market for licensing and acquiring products and product candidates is intensely competitive and many of our competitors may have greater resources than us. If we are not successful in identifying and licensing or acquiring other products or product candidates, we may be unable to grow our revenues with sales from new products.

If we lose any of our licensed rights, including our licenses from Schering AG or Columbia University, our business may be significantly and adversely affected.

We have licensed from Schering AG the exclusive U.S. rights to develop and commercialize Ventavis for the treatment of PAH. We are obligated to use our best efforts to develop Ventavis in accordance with a mutually agreed upon development plan and to commercialize Ventavis in the U.S. Our ability to achieve some or all of these milestones is dependent upon numerous factors, including some factors that are outside of our control. Schering AG has the right to terminate our license if we materially breach our obligations under the agreement and fail to cure any such breach within a specified period of time, or if we become insolvent.

We have licensed from Columbia University the exclusive worldwide right to develop and commercialize products and services covered by certain patents of Columbia University relating to the use of intratracheally administered hyaluronic acid to treat certain respiratory diseases. Under the license agreement, Columbia University has the right to terminate our license if we are in material breach of our obligations under that agreement or certain other agreements between the parties and fail to cure any such breach, or if we become insolvent. Under the terms of the agreement, we are obligated, among other things, to use our commercially reasonable best efforts to research, develop and market licensed products and services, including achieving certain diligence milestones as set forth in the agreement. For example, we are obligated to complete Phase I human clinical trials by December 31, 2004. Our ability to achieve some or all of these milestones is dependent upon numerous factors, including some factors that are outside of our control. If we are unable to achieve any of these diligence milestones and fail to do so within 12 months after notice from Columbia University, Columbia University would have the option to terminate the license or convert it to a non-exclusive license.

If our agreement with Schering AG were terminated, then we would have no further rights to develop, manufacture and commercialize Ventavis for any indication. If our agreement with Columbia University were terminated, then we would lose our licensed rights to develop, manufacture and commercialize CTX-100 for any indication. The termination of either of these agreements or of any of our other licensing agreements could significantly and adversely affect our business.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of Ventavis and other product candidates.

We have expended substantial amounts of cash since inception. We expect that our cash used in operations will increase for the next several years, and that we will spend substantial amounts to:

•	complete the clinical development of Ventavis;

•	develop other product candidates;

•	prepare regulatory approval applications and seek approvals for Ventavis and our other product candidates;

•	license or acquire additional product candidates; and

•	commercialize our product candidates.

Our future funding requirements will depend on many factors, including:

•	the scope, results and timing of preclinical studies and clinical trials;

•	the rate of progress and cost of our future clinical trials and other development activities;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	cash requirements of any future acquisitions of product candidates;

•	the costs and timing of regulatory approvals;

•	the effects of competing clinical, technological and market developments;

•	the costs of preclinical and clinical materials;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	general market conditions for offerings from biopharmaceutical companies.

To the extent we need to raise additional funds, we cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We may also be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates.

Any future product revenues could be reduced by imports from countries where our products are available at lower prices.

Rights to market Ventavis in Canada are held by Berlex Laboratories, the U.S. subsidiary of Schering AG, and Berlex Laboratories has filed for marketing approval with Health Canada. Even if we obtain FDA approval to market Ventavis or other products in the U.S., our sales in the U.S. may be reduced if products can be imported into the U.S. from lower price markets. In the U.S., prices for pharmaceuticals are generally higher than in the bordering nations of Canada and Mexico. There have been proposals to legalize the import of pharmaceuticals from outside the U.S. If such legislation were enacted, our future revenues could be reduced.

The commercial success of Ventavis or any other product candidate we may develop will depend upon the degree of market acceptance among physicians, patients, health care payors and the medical community.

Ventavis or our other product candidates may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of Ventavis or our other products will depend on a number of factors, including:

•	the effectiveness of Ventavis or our other product candidates alone or in combination with other treatments;

•	the acceptance of prostacyclin therapy delivered through inhalation;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	the market price of our products relative to the prices of competing products;

•	relative convenience and ease of administration;

•	the strength of our marketing and distribution organizations; and

•	sufficient third-party coverage or reimbursement.

In particular, market acceptance of Ventavis may be limited because our current nebulizer is not compact and must be plugged into an electrical outlet. Failure to achieve market acceptance of Ventavis in the U.S. would significantly impact our business.

If we are unable to capture sufficient market share or there are fewer individuals with PAH than we estimate, we may not generate sufficient revenues to continue development of our products or continue operations.

We have rights to commercialize Ventavis for the treatment of PAH only in the U.S. We estimate that the number of individuals in the U.S. with PAH is approximately 50,000, of which approximately 15,000 are currently diagnosed and under treatment. Our estimate of the size of the patient population is based on published studies as well as internal analyses. If the results of these studies or our analysis of them do not accurately reflect the number of patients with PAH, our assessment of the market may be wrong, making it difficult or impossible for us to meet our revenue goals. In addition, if we are unable to successfully sell Ventavis and gain sufficient market share, we may not generate sufficient revenues to reach profitability.

If our competitors are able to develop and market products that are preferred over Ventavis or other product candidates that we may develop, our commercial opportunity will be reduced or eliminated.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Various products are currently marketed for the treatment of PAH, including Flolan® by GlaxoSmithKline, Remodulin™ by United Therapeutics and Tracleer™ by Actelion. A number of companies are also developing new treatments, including Encysive Pharmaceuticals, Myogen and Pfizer. In addition, researchers are continually learning more about PAH, and new discoveries may lead to new therapies. As a result, Ventavis may be rendered obsolete and noncompetitive at any time. Many of our competitors currently have significantly greater financial resources and expertise in conducting clinical trials, obtaining regulatory approvals, managing manufacturing and marketing approved products than we do. Other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient or are less expensive than our products. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring therapies and therapy licenses complementary to our programs or advantageous to our business. We expect that our ability to compete effectively will depend upon our ability to:

•	successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner;

•	attract and retain key personnel;

•	build an adequate sales and marketing infrastructure; and

•	identify and obtain other product candidates on commercially reasonable terms.

If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidates.

The FDA must approve any new pharmaceutical product before it can be marketed and sold in the U.S. Even though Schering AG has obtained regulatory approval for Ventavis in Europe, we must still obtain separate regulatory approval by the FDA for sale in the U.S. If we fail to obtain FDA approval to market Ventavis and our other product candidates, we will be unable to sell our product candidates in the U.S.

This regulatory review and approval process, which includes evaluation of preclinical studies and clinical trials of a product candidate as well as the evaluation of the manufacturing process and our contract manufacturers’ facilities, is lengthy, expensive and uncertain. To receive approval, we must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product candidate is both safe and effective for each indication where approval is sought. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict with certainty if or when we might submit any of our product candidates currently under development for regulatory review. Any approvals we may obtain may not cover all of the clinical indications for which we seek approval. Also, an approval might contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use.

The FDA has substantial discretion in the approval process and may either refuse to file our application for substantive review or may form the opinion after review of our data that our application is insufficient to allow approval of our product candidates. The FDA may require that we conduct additional clinical, preclinical or manufacturing validation studies and submit that data before it will reconsider our application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to make our applications approvable. If any of these outcomes occur, we may be forced to abandon our applications for approval.

Although our rights to commercialize Ventavis are limited to the U.S., we will need to file similar applications with regulatory authorities in foreign countries to market our other potential product candidates in those countries. If we fail to obtain such approval or if approval is delayed, the geographic market for our potential product candidates would be limited.

Even if our product candidates receive regulatory approval, we may still face development and regulatory difficulties.

If we receive regulatory approval to sell Ventavis, CTX-100, or any other product, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of these products, or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If we discover previously unknown problems with a product or our contract manufacturing or laboratory facilities, a regulatory agency may impose restrictions on that product, on us or on our third-party contract manufacturers, including requiring us to withdraw the product from the market. We will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities; or

•	seize or detain products or require a product recall.

Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our product.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit commercialization of Ventavis or other products.

We face product liability exposure related to the testing of our product candidates in human clinical trials, and we may face exposure to claims by an even greater number of persons once we begin marketing and distributing our products commercially. In the future, an individual may bring a liability claim against us if our products or product candidates cause, or merely appear to have caused, an injury. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products.

We have product liability insurance that covers our clinical trials up to a $3.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for Ventavis or any other product candidate. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Any lawsuits relating to infringement of intellectual property rights necessary to defend ourselves or enforce our rights will be costly and time consuming.

Our ability to commercialize Ventavis and our other product candidates depends upon our ability to develop, manufacture, market and sell these drugs without infringing the proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions have or may be granted patents that cover technologies similar to the technologies owned by or licensed to us. We are aware of a use patent which we may seek to license that covers the combination of Ventavis and phosphodiesterase inhibitors. We may also be unaware of existing patents that may be infringed by Ventavis or our other product candidates. Because patent applications can take many years to issue, there may be other currently pending applications which may later result in issued patents that are infringed by Ventavis or our other product candidates.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we infringe on their technology, our business and results of operations could be harmed by a number of factors, including:

•	infringement and other intellectual property claims, even if without merit, are expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	monetary damage awards for past infringement can be substantial;

•	a court may prohibit us from selling or licensing our products unless the patent holder chooses to license the patent to us; and

•	if a license is available from a patent holder, we may have to pay substantial royalties.

We may also be forced to bring an infringement action if we believe that a competitor is infringing our protected intellectual property. Any such litigation will be costly, time consuming and divert management’s attention and we cannot assure that we will obtain a favorable result.

If we fail to protect our intellectual property rights, competitors may develop competing products and our business will suffer.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our intellectual property to develop competing products. Our patents, including our licensed patents, may not be sufficient to prevent others from competing with us. The patent covering iloprost, the active ingredient of Ventavis, expires on September 8, 2004. Therefore, we will not be able to depend on this composition of matter patent to exclude competitors from developing iloprost for the treatment of PAH.

The standards that the U.S. Patent and Trademark Office and foreign patent offices use to grant patents, and the standards that U.S. and foreign courts use to interpret patents, can vary from country to country and are not always applied predictably or uniformly and can change, particularly as new technologies develop. In addition, the degree of patent protection obtained in the U.S. may differ substantially from that obtained in various foreign countries.

Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the term of patent protection that we may have for our products.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop and commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management. The loss of services of one or more of our other members of senior management could delay or prevent the successful completion of our clinical trials or the commercialization of Ventavis. We do not currently carry “key person” insurance on the lives of members of senior management.

There is significant competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. Our offices are located in the San Francisco Bay Area, where competition for personnel with biopharmaceutical skills is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

Many of our executive officers are relatively new and must be integrated into our organization.

Many of our executive officers have recently joined us as employees, including our Chief Executive Officer, Chief Medical Officer and Chief Commercial Officer, each of whom have joined CoTherix since October 2003. In addition, we are actively seeking to hire a Chief Financial Officer and a controller. Our future performance will depend, in part, on our ability to successfully integrate our newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We are a small company with 20 employees as of February 20, 2004. In order to continue our clinical trials and commercialize our products, we will need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our clinical trials effectively;

•	integrate current and additional management, administrative, financial and sales and marketing personnel;

•	hire new personnel necessary to effectively commercialize product candidates we license;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors for Ventavis, or any other product that we may seek to commercialize, our revenues and prospects for profitability will suffer.

Our ability to commercialize Ventavis, or any other product candidates that we may seek to commercialize, is highly dependent on the extent to which coverage and reimbursement for these products will be available from:

•	governmental payors, such as Medicare and Medicaid;

•	private health insurers, including managed care organizations; and

•	other third-party payors.

Many patients will not be capable of paying for our products themselves and will rely on third-party payors to pay for their medical needs. A primary current trend in the U.S. health care industry is toward cost containment. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the reimbursed indications. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the prices for our products decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels, our revenue and prospects for profitability will suffer.

If we engage in acquisitions, we will incur a variety of costs and we may never realize the anticipated benefits of such acquisitions.

We may attempt to acquire businesses, technologies, services, products or product candidates that we believe are a strategic fit with our business. We have no present agreement regarding any material acquisitions. However, if we do undertake any acquisitions, the process of integrating an acquired business, technology, service, products or product candidates into our business may result in unforeseen operating difficulties and expenditures, including diversion of resources and management’s attention from our core business. In addition, we may fail to retain key executives and employees of the companies we acquire, which may reduce the value of the acquisition or give rise to additional integration costs. Future acquisitions could result in additional issuances of equity securities that would dilute the ownership of existing stockholders. Future acquisitions could also result in the incurrence of debt, contingent liabilities or the amortization of expenses related to other intangible assets, any of which could adversely affect our operating results. In addition, we may fail to realize the anticipated benefits of any acquisition.

Anti-takeover provisions in our charter and bylaws and under Delaware law could prevent or delay a change in control of our company.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	providing for a classified board of directors with staggered three-year terms;

•	restricting the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	granting our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

In addition, if we intend to pursue a transaction whereby we would be acquired by or otherwise merge with a pharmaceutical company that sells a pulmonary hypertension drug that is directly competitive with Ventavis, Schering AG has a right of first negotiation to acquire our company subject to the terms set forth in our agreement. All of the above factors may discourage other companies from seeking to acquire us.

Risks Related to the Offering

Statements made outside this prospectus should not be relied upon.

From time to time, articles related to our business, operations and prospects are published. These articles are not related to the sale of our common stock, contain information and statements that may no longer be current and do not disclose the risks and uncertainties related to us. Therefore, these articles are not to be considered as part of this prospectus and are not to be relied upon when considering whether to purchase our common stock. In considering whether to purchase our common stock, you should rely only on the information contained in this prospectus and you should read this entire prospectus carefully, including the risk factors related to our business, operations and future prospects.

An article about us was published in the San Francisco Business Times, dated February 27, 2004. The article contained statements by our chief executive officer and one of our directors. These statements included revenue forecasts with respect to Ventavis, as well as statements that we were in late-stage talks with a major biopharmaceutical company to license a second product in late-stage clinical trials, and that we expected to in-license earlier stage product candidates with bigger market potentials. We have since terminated our discussions relating to the particular late-stage clinical product referred to in this article and we are currently no longer pursuing that particular product. The other forward-looking statements in the article are not part of this prospectus and are not to be relied upon when considering whether to purchase our common stock.

As disclosed in “Risk Factors-Risks Related to our Business” there are significant risks and uncertainties related to our ability to generate revenue, including any revenue related to Ventavis. These risks and uncertainties include: the need to obtain FDA approval for Ventavis or any other product candidate before we can market and sell such products; the need to obtain commercial quantities of Ventavis or any other product candidate at acceptable cost levels; the need to establish a direct sales force and successfully market and sell Ventavis or any other product candidate; the need to capture sufficient market share over that of current and new competitors; the need to maintain our license rights with Schering AG or rights to other product candidates that we may license or acquire; and the need to gain widespread market acceptance among physicians, patients, health care payors and the medical community. The risks and uncertainties related to licensing other product candidates include: our ability to identify and license or acquire other products or product candidates on commercially reasonable terms; our ability to compete with other companies that may have greater financial and human resources and expertise than us; our ability to raise additional financing to fund any licenses or acquisitions of other product candidates; and our ability to develop and commercialize any such product candidates.

Market volatility may affect our stock price and the value of your investment.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements of therapeutic innovations or new products by us or our competitors;

•	announcement of regulatory approval or non-approval of Ventavis or our other product candidates, or changes or delays in the regulatory review process;

•	actions taken by regulatory agencies with respect to our clinical trials, manufacturing processes or sales and marketing activities;

•	the results of Schering AG’s Ventavis sales efforts in Europe;

•	any adverse changes to our relationship with Schering AG or other licensors, manufacturers or suppliers;

•	the success of our testing and clinical trials;

•	the success of our efforts to acquire or license additional product candidates;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and largest stockholders;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

To the extent we experience any of these risks, you may not be able to resell your shares at or above the initial public offering price.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The proposed initial public offering price for our common stock will be between $         and $         per share. The market price of our common stock will undoubtedly vary from the initial public offering price determined through negotiations between the underwriters and us. As a result, investors may not be able to sell their common stock at or above the initial offering price. In addition, an active trading market for our shares may never develop or be sustained following this offering. As a result, investors may be unable to sell large blocks of our common stock and therefore may have limited liquidity opportunities.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The assumed initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Further, investors purchasing common stock in this offering will contribute approximately           % of the total amount invested by stockholders since our inception through this offering, but will own only approximately           % of the shares of common stock outstanding.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares, and to the exercise of stock options granted to our employees. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of a liquidation. For more information, please refer to the section of this prospectus entitled “Dilution.”

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

We expect to use the net proceeds from this offering to fund clinical development and commercialization of Ventavis and other product candidates, the acquisition or licensing of new products or product candidates, milestone payments and general corporate purposes. Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Our stock will be controlled by a small number of stockholders and the interests of these stockholders could conflict with your interests.

After this offering, our officers and directors, and investors affiliated with these individuals, will beneficially own approximately           % of our common stock (after giving effect to the conversion of all outstanding shares of our preferred stock, but assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options). As a result, these stockholders, if they acted together, could significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these stockholders may not always coincide with our interests or the interests of other stockholders.

Because we do not intend to declare cash dividends on our shares of common stock in the foreseeable future, stockholders must rely on appreciation of the value of our common stock for any return on their investment.

We have never declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, only appreciation of the price of our common stock will provide a return to investors in this offering.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business, operating results and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other comparable terminology. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. These factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. You should be aware that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not exempt from liability any forward-looking statements that we make in connection with this offering.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We expect to receive approximately $         million in net proceeds from the sale of                  shares of common stock offered by us in this offering (approximately $         million if the underwriters exercise their over-allotment option in full), at an assumed initial public offering price of $         per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds from this offering for:

•	clinical development of Ventavis and CTX-100;

•	milestone payments due under our current licensing agreements, including a $7.0 million payment upon acceptance of the NDA filing for Ventavis;

•	development of our sales and marketing organization;

•	licensing or acquiring and developing additional product candidates; and

•	general corporate purposes.

We have not yet finalized the amount of net proceeds we will use specifically for each of the foregoing purposes, except for the potential near-term milestone payment. The timing and amount of our actual expenditures will depend on numerous factors. Accordingly, our management has significant flexibility and discretion in applying the net proceeds received in this offering. We have no present agreement regarding any material acquisitions. Pending use of the net proceeds, we intend to invest in interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors.

CAPITALIZATION

The following table shows as of December 31, 2003:

•	our actual capitalization;

•	our pro forma capitalization reflecting (a) the issuance of 7,246,377 shares of Series C redeemable convertible preferred stock sold in February 2004, and (b) an amendment to our certificate of incorporation to provide for authorized capital stock of 30,000,000 shares of common stock and 20,366,665 shares of preferred stock as filed in February 2004; and

•	our pro forma as adjusted capitalization, assuming the pro forma adjustments described above and (a) the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock, (b) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share and the receipt of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (c) the conversion of all of our outstanding shares of redeemable convertible preferred stock into 21,477,423 shares of common stock upon the completion of this offering.

	As of December 31, 2003
	Actual	Pro forma	Pro forma as adjusted
		(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Redeemable convertible preferred stock, $0.001 par value: 20,366,665 shares authorized, 12,895,664 shares issued and outstanding, actual; 20,366,665 shares authorized, 20,142,041 shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	$40,291	$65,291	$

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: no shares authorized, issued and outstanding, actual and pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.001 par value: 27,533,203 shares authorized, 1,165,482 shares issued and outstanding, actual; 30,000,000 shares authorized, 1,165,482 shares issued and outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1	1
Additional paid-in capital	11,175	11,175
Deferred stock compensation	(9,997)	(9,997)
Deficit accumulated during the development stage	(21,228)	(21,228)

Stockholders’ equity (deficit):	(20,049)	(20,049)

Total capitalization	$20,242	$45,242	$

The table above excludes:

•	2,884,538 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2003 with a weighted-average exercise price of $0.31 per share;

•	an additional 309,665 shares of common stock reserved as of December 31, 2003 for future stock option grants and purchases under our 2000 Stock Plan;

•	an additional 2,239,080 shares of common stock reserved for issuance under our 2004 Equity Incentive Plan and our Employee Stock Purchase Plan, each of which will become effective upon the effectiveness of the registration statement related to this offering.

From January 1, 2004 through February 20, 2004, we granted options to purchase an additional 1,770,956 shares of our common stock with a weighted average exercise price of $0.56 per share and issued 159,860 shares of common stock upon the exercise of stock options. To grant these options and to provide for additional option grants prior to the closing of this offering, subsequent to December 31, 2003, we increased the number of shares reserved for issuance under our 2000 Stock Plan by 1,973,000 shares.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering. Our historical tangible book value as of December 31, 2003 was a deficit of approximately $20.0 million, or approximately $17.20 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Our pro forma net tangible book value reflects the issuance of 7,246,377 shares of Series C redeemable convertible preferred stock on February 20, 2004 and assumes the conversion of all 20,142,041 shares of redeemable convertible preferred stock outstanding as of February 20, 2004 into 21,477,423 shares of common stock. The increase per share due to the conversion of all shares of redeemable convertible preferred stock reflects conversion ratio adjustments to our redeemable convertible preferred stock after December 31, 2003.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $         per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2003 would have been approximately                 , or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2003	$(17.20)
Increase per share due to the conversion of all shares of redeemable convertible preferred stock	19.20

Pro forma net tangible book value per share before this offering	2.00
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Pro forma dilution per share to new investors		$

The following table sets forth, as of February 20, 2004, on the pro forma basis described above the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by our existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $             per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing stockholders	22,802,765%		$64,679%			$2.84
New investors		%	$	%	$

Total		100%		$100%

The foregoing discussion and tables assume no exercise of the underwriters’ over-allotment option and excludes:

•	2,884,538 shares of common stock issuable upon exercise of options outstanding as of December 31, 2003 with a weighted-average exercise price of $0.31 per share;

•	an additional 309,665 shares of common stock reserved as of December 31, 2003 for future stock option grants and purchases under our 2000 Stock Plan; and

•	an additional 2,239,080 shares of common stock reserved for issuance under our 2004 Equity Incentive Plan and our Employee Stock Purchase Plan, each of which will become effective upon the effectiveness of the registration statement related to this offering.

From January 1, 2004 through February 20, 2004, we granted options to purchase an additional 1,770,956 shares of our common stock with a weighted average exercise price of $0.56 per share and issued 159,860 shares of common stock upon the exercise of stock options. To grant these options and to provide for additional option grants prior to the closing of this offering, subsequent to December 31, 2003, we increased the number of shares reserved for issuance under our 2000 Stock Plan by 1,973,000 shares.

Assuming the exercise in full of all our outstanding options as of February 20, 2004, pro forma net tangible book value would be $         per share, representing an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate decrease in pro forma net tangible book value of $         per share to purchasers of our common stock in this offering.

SELECTED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the period from inception (February 10, 2000) to December 31, 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the period from inception (February 10, 2000) to December 31, 2000 and the balance sheet data as of December 31, 2000 and 2001 have been derived from our audited financial statements not included in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Period from inception (February 10, 2000) to December 31, 2000	Years ended December 31,			Period from inception (February 10, 2000) to December 31, 2003
		2001	2002	2003
Statements of Operations Data	(in thousands, except share and per share data)

Grant revenue	$—	$40	$44	$15	$99
Operating expenses:
Research and development	687	2,316	3,441	2,762	9,206
General and administrative	335	784	1,359	2,196	4,674
Acquired product rights	—	—	—	6,000	6,000
Amortization of employee stock-based compensation	—	—	—	656	656

Total operating expenses	1,022	3,100	4,800	11,614	20,536

Loss from operations	(1,022)	(3,060)	(4,756)	(11,599)	(20,437)
Interest and other income (expense), net	7	177	72	(1,029)	(773)

Net loss	(1,015)	(2,883)	(4,684)	(12,628)	(21,210)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	(18)	(18)
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	—	—	—	(14,332)	(14,332)

Net loss attributable to common stockholders	$(1,015)	$(2,883)	$(4,684)	$(26,978)	$(35,560)

Basic and diluted net loss per share attributable to common stockholders	$(2.07)	$(4.91)	$(7.68)	$(36.05)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	490,263	586,967	609,974	748,364

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)				$(3.93)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)				6,865,602

	As of December 31,
	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data

Cash, cash equivalents and short-term investments	$435	$6,300	$1,657	$20,549
Working capital	250	6,096	1,430	20,078
Total assets	469	6,629	1,968	21,343
Long-term debt	—	—	—	—
Redeemable convertible preferred stock	1,266	10,135	10,135	40,291
Deficit accumulated during the development stage	(1,015)	(3,898)	(8,582)	(21,228)
Total stockholders’ equity (deficit)	(1,012)	(3,889)	(8,560)	(20,049)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and infectious diseases. Our lead product candidate is Ventavis, an inhaled prostacyclin for the treatment of PAH. We are also developing CTX-100, a proprietary inhaled hyaluronic acid solution, for two indications, emphysema due to smoking and genetic emphysema. In addition to Ventavis and CTX-100, we will continue to identify and license or acquire products with a principal focus on cardiopulmonary and infectious diseases.

Prior to licensing Ventavis, our research and development costs were associated with CTX-100 and identifying other product candidates. We licensed the exclusive U.S. rights to Ventavis from Schering AG in October 2003. Our license agreement with Schering AG required us to pay $6.0 million upon the signing of the agreement and also requires us to pay up to an additional $30.0 million upon the satisfaction of certain milestones.

We anticipate that a substantial portion of our capital resources and efforts in the foreseeable future will be focused on completing clinical development, obtaining regulatory approval for and preparing for commercial launch of Ventavis. We expect to file our Ventavis NDA in 2004 based primarily on the results of clinical trials conducted by Schering AG. In addition, we plan to commence a Phase II combination therapy trial for Ventavis in 2004 in order to expand its commercial potential. To further develop CTX-100, we plan to initiate a Phase I/II clinical trial for emphysema due to smoking in the second half of 2004. We expect to incur significant costs in the foreseeable future as we conduct our clinical trials and build our sales force in anticipation of our commercial launch of Ventavis.

We are in the development stage and have incurred net losses since our inception. As of December 31, 2003, we had a deficit accumulated during the development stage of $21.2 million. We recognized net losses of $2.9 million, $4.7 million, and $12.6 million in the years ended December 31, 2001, 2002 and 2003, respectively. We expect to incur increasing net losses in the foreseeable future as we conduct clinical trials of our product candidates, expand our organization and prepare for the commercial launch of our products upon FDA approval. In addition, any future acquisitions of products or product candidates may require additional capital and personnel.

To date, substantially all of our operations have been funded through the private placement of equity securities. We have raised net cash proceeds of $64.2 million from the sales of redeemable convertible preferred stock, including $29.1 million raised from the sale of Series C redeemable convertible preferred stock and convertible promissory notes in 2003 and $25.0 million from the sale of Series C redeemable convertible preferred stock in February 2004.

We have not generated any revenues from sales of commercial products since our inception and do not expect to generate any revenue for the foreseeable future.

Our research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials, non-clinical activities such as toxicology testing, regulatory activities, research-related overhead expenses, and licensing and milestone payments. Our most significant costs are for clinical trials. These expenses include clinical supplies and payments to external vendors such as clinical research organizations and investigators. We expense all research and development costs as they are incurred, including upfront license fees, which are expensed upon execution of the applicable license agreement for compounds that have not been developed into saleable products or approved by regulatory agencies. We expect our research and development expenses to increase significantly in the future as we continue to develop our product candidates.

General and administrative expenses consist primarily of salaries and related expenses and professional services fees. We anticipate that general and administrative expenses will increase as a result of the expected expansion of our operations, facilities and other activities associated with the planned expansion of our business. After completion of this offering we expect to incur additional costs for insurance and other professional fees associated with operating as a public company.

We currently do not have the finance and accounting infrastructure necessary to support the operations and reporting obligations of a public company, and we currently need to use the services of an outside consulting firm to assist us in the preparation of our financial statements. To build this infrastructure, we will need to hire additional accounting personnel and improve our accounting disclosure policies, procedures and controls. We are currently in the process of:

•	hiring a full time Chief Financial Officer and a controller;

•	upgrading our computer systems, including hardware and software;

•	establishing written policies and procedures; and

•	enhancing internal controls and our financial statement review process.

During our financial audit, numerous adjustments to the financial statements included in this prospectus were required for the financial statements to be in accordance with generally accepted accounting principles.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our financial statements appearing at the end of this prospectus. The following accounting policies are important in fully understanding and evaluating our reported financial results.

Stock-Based Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25.

The information regarding net loss as required by SFAS No. 123, presented in Note 2 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices below the deemed fair value of the underlying common stock. We recognize this compensation expense on a straight line basis over the vesting period of the underlying option, generally four years.

We have granted stock options to employees and to others in exchange for goods or services. Given the absence of an active market for our common stock, management is required to estimate the fair value of our common stock based on a variety of company and industry-specific factors for the purpose of measuring the cost of the transaction and properly reflecting it in our financial statements. In connection with the preparation of the financial statements necessary for the filing of our initial public offering, we have reassessed the fair value of our common stock.

We granted certain stock options during the year ended December 31, 2003 that resulted in deferred compensation of $10.7 million. Deferred compensation represents the difference between the deemed fair value of common stock and the option exercise price at the date of grant. It is recorded as a reduction to stockholders’ equity and is amortized as compensation expense over the vesting period of the options, generally four years. The amount of deferred stock compensation expensed in 2003 was $656,000. The expected future expense for deferred stock compensation for stock options granted through December 31, 2003 will be $2.7 million, $2.7 million, $2.7 million and $2.0 million for the years ended December 31, 2004, 2005, 2006 and 2007, respectively.

During the period from January 1, 2004 through February 20, 2004, we issued an additional 1,755,123 options to purchase common stock to employees, which will result in additional deferred compensation estimated to be $9.6 million. The amortization of deferred stock compensation for the grants made during this period will be $2.6 million, $2.4 million, $2.4 million, $2.1 million and $60,000 for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

Deemed Dividend Upon Issuance of Redeemable Convertible Preferred Stock

In October 2003, we entered into an agreement to sell Series C redeemable convertible preferred stock in multiple closings. The initial closings occurred in October and November 2003 with net proceeds of $29.1 million, which included the conversion of convertible promissory notes with principal amount totaling $1.5 million. Subsequent to the commencement of our initial public offering, the fair value of our common stock was determined to be $4.90 per share as of October 2003. Accordingly, we have recorded a deemed dividend of $14.3 million for the year ended December 31, 2003. The deemed dividend increases the loss applicable to common stockholders in the calculation of basic and diluted net loss per share for the year ended December 31, 2003.

In February 2004, we consummated the remaining closings of our Series C redeemable convertible preferred stock financing for net proceeds of $25.0 million. Subsequent to the commencement of our initial public offering, the fair value of our common stock was determined to be $6.30 per share as of February 2004. Accordingly, we will record a deemed dividend estimated to be $20.7 million as of February 2004. The deemed dividend will increase the loss applicable to common stockholders in the calculation of basic and diluted net loss per share for the year ended December 31, 2004.

Clinical Trial Accruals

We record accruals to clinical research organizations, investigators and other vendors for estimated clinical study costs. These costs have been a significant component of our historical research and development expenses. We accrue for the costs of clinical studies conducted by contract research organizations based on estimated costs of the work performed over the life of the contract and based on other contractual obligations in the agreements with our vendors. Costs of setting up clinical trial sites for participation are accrued immediately. Costs related to patient enrollment are accrued as patients are entered in the trial.

Results of Operations

Year Ended December 31, 2002 Compared to 2003

Grant revenue.    We recognized government sponsored grant revenue of $44,000 in 2002 and $15,000 in 2003. The decrease of $29,000 was due to the completion of a CTX-100 research project during 2003.

Research and development.    Research and development expenses decreased from $3.4 million in 2002 to $2.8 million in 2003 primarily as a result of completion of preclinical testing of CTX-100. Substantially all research and development expenses for 2002 and 2003 were for the development of CTX-100. We expect research and development expenses will increase in the future as we conduct clinical development of Ventavis and other product candidates and expand our staff to support these trials.

General and administrative.    General and administrative expenses increased from $1.4 million in 2002 to $2.2 million in 2003. The increase of $837,000 resulted principally from an increase in salaries and related expenses and professional services fees during 2003. We expect that general and administrative expenses will increase significantly in the future as we add personnel to support the continued growth in our research and development and commercialization infrastructure, along with the increased costs associated with being a public company.

Acquired product rights.    We recorded a $6.0 million license fee paid to Schering AG for rights to Ventavis in October 2003.

Interest and other income (expense), net.     Interest and other income (expense), net decreased from income of $72,000 in 2002 to a net expense of $1.0 million in 2003. The change was due primarily to the beneficial conversion features of and warrants related to the redeemable convertible notes payable issued in 2003 as discussed in Note 8 to our financial statements.

Year Ended December 31, 2001 Compared to 2002

Grant revenue.    We recognized government sponsored grant revenue of $40,000 in 2001 and $44,000 in 2002. The grant was for research and development of CTX-100.

Research and development.    Research and development expenses increased from $2.3 million in 2001 to $3.4 million in 2002. The $1.1 million increase was attributable principally to an increase in costs associated with the preclinical research and development activities to prepare CTX-100 for clinical trials.

General and administrative.    General and administrative expenses increased from $784,000 in 2001 to $1.4 million in 2002. The increase of $575,000 resulted principally from an increase in personnel salaries and professional services fees.

Interest and other income (expense), net.    Interest and other income (expense), net decreased from $177,000 in 2001 to $72,000 in 2002 due to a decrease in interest income from cash and cash equivalents.

Liquidity and Capital Resources

Since our inception, substantially all of our operations have been financed through the private placement of equity securities. Through December 31, 2003, we had received net proceeds of $39.2 million from the issuance of shares of preferred and common stock. As of December 31, 2003, we had $20.5 million in cash and cash equivalents.

In October 2003, we entered into an agreement pursuant to which we committed to sell an aggregate of $54.1 million of our Series C redeemable convertible preferred stock at various times for a combination of cash and cancellation of indebtedness. In October and November we raised net proceeds of $29.1 under the agreement. Subsequently, in February 2004 we received net proceeds of $25.0 million from the issuance of additional shares of Series C redeemable convertible preferred stock to the same group of investors that participated in the October and November 2003 closings.

For the year ended December 31, 2003, we used net cash of $10.1 million for operating activities. This consisted of a net loss for the period of $12.6 million, which included the $6.0 million license payment to Schering AG and $1.7 million in non-cash amortization of deferred compensation and interest expense related to our debt and equity financing activities during 2003. Net cash used in investing activities during the year ended December 31, 2003 was $90,000. Net cash provided by financing activities during the year ended December 31, 2003 was $29.1 million resulting primarily from proceeds from the issuance of redeemable convertible preferred stock and convertible debt.

For the year ended December 31, 2002, we used net cash of $4.6 million in operating activities primarily consisting of the net loss for the period of $4.7 million. We received $5.0 million from investing activities in 2002, which consisted primarily of maturities of short-term investments. There were no material cash flows from financing activities during the period.

For the year ended December 31, 2001, we used net cash of $3.0 million in operating activities primarily consisting of the net loss for the period of $2.9 million. We used $5.0 million in investing activities in 2001, which consisted primarily of purchases of short-term investments. We received $8.9 million from financing activities during 2001 relating primarily to the issuance of shares of our Series B convertible preferred stock.

We anticipate that our current cash and cash equivalents and the expected net proceeds from this offering will be sufficient to fund our operations for at least 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We do not expect to generate revenue until we obtain regulatory approval for, and begin selling, Ventavis.

We expect to continue to incur substantial operating losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the rate of progress and cost of our planned or future clinical trials and other development activities;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	cash requirements of any future acquisitions of product candidates;

•	the costs and timing of regulatory approvals;

•	the costs of preclinical and clinical materials; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Contractual Obligations

Our contractual obligations as of December 31, 2003, were as follows:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$169,000	$539,000	$603,000	$77,000
Clinical supply agreement	496,000	—	—	—

In December 2003, we entered into a five year operating lease for a new facility into which we expect to move in March 2004. Prior to moving into the facility, we must deliver to the landlord an irrevocable letter of credit in the amount of $145,000 as a security deposit. The letter of credit can be reduced in the future if we maintain a minimum cash balance and maintain a certain ratio of current assets over current liabilities.

The above table reflects only payment obligations that are fixed and determinable. Our commitments for operating leases relate to the lease on our current facility and the lease on our new facility that we intend to occupy in March of 2004. The clinical supply agreement is for the purchase of supplies that will be required for the Ventavis clinical trials.

We also have other contractual obligations, the timing of which are contingent on future events. Under our license agreement, we paid Schering AG $6.0 million upon the signing of the agreement and will pay an additional $7.0 million upon acceptance of the filing of our Ventavis NDA, which we expect to occur in 2004. We have also agreed to pay Schering AG milestone payments of up to an additional $23.0 million if we achieve all other milestones set forth in the agreement. In addition, we have agreed to pay a royalty based on Ventavis net sales until the later of the last to expire patent under the agreement covering Ventavis or ten years from the first commercial sale of Ventavis.

Related Party Transaction

In February 2000, we entered into a consulting agreement with Gerard Turino, M.D., then one of our directors. Since February 2000, we paid Dr. Turino $6,250 per month for consulting work related to the development of CTX-100. Dr. Turino resigned as a director in October 2003. In February 2004, we entered into a new agreement with Dr. Turino on substantially the same terms as the February 2000 agreement.

Income Taxes

As of December 31, 2003, we had federal and state net operating loss carryforwards of $16.0 million, which begin to expire in 2020 if not utilized. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code and similar state provisions as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.

At December 31, 2001, 2002 and 2003, we had deferred tax assets representing the benefit of net operating loss carryforwards. We did not record a benefit for the deferred tax assets because realization of the benefit was uncertain and, accordingly, a valuation allowance is provided to offset the deferred tax assets.

We also had federal and state research and development tax credit carryforwards of approximately $61,000 and $56,000, respectively, which begin to expire in 2020 if not utilized.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents through December 31, 2003 included liquid money market accounts.

Recent Accounting Pronouncements

In January 2003, FASB issued FASB Interpretation No. 46, or FIN No. 46, “Consolidation of Variable Interest Entities, and an Interpretation of ARB No. 51.” FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to December 31, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. The adoption of FIN No. 46 did not have a material impact on our financial statements.

In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements.

BUSINESS

Overview

We are a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and infectious diseases. Ventavis, our lead product candidate, is an inhaled prostacyclin analogue for the treatment of pulmonary arterial hypertension, or PAH, that we believe offers advantages over existing therapies. Ventavis is currently marketed in various European countries by Schering AG. We licensed the exclusive U.S. rights to Ventavis from Schering AG and we plan to file a New Drug Application, or NDA, for Ventavis with the U.S. Food and Drug Administration, or FDA, in 2004. We plan to conduct a Phase II combination therapy trial of Ventavis with a currently approved treatment for PAH in order to expand the commercial potential of Ventavis. In addition, we are developing CTX-100, a proprietary inhaled hyaluronic acid solution, for two indications, emphysema due to smoking and genetic emphysema. We have completed two Phase I clinical trials for CTX-100, and intend to initiate a Phase I/II clinical trial for emphysema due to smoking in the second half of 2004. We believe that our in-depth understanding of the biology of cardiopulmonary and infectious diseases, combined with our management’s development and commercialization experience will enable us to continue to identify and license or acquire product candidates in our target disease markets.

Business Strategy

We intend to build a biopharmaceutical company focused on the commercialization of therapeutic products for cardiopulmonary and infectious diseases. The key elements of our strategy are to:

•	Obtain U.S. Regulatory Approval for Ventavis. We are investing significant resources to develop and obtain regulatory approval for Ventavis. Based on clinical results to date, we plan to file an NDA for Ventavis in 2004 to treat PAH.

•	Build and Leverage Our Own Commercial Infrastructure. We intend to develop our own specialty U.S. sales and marketing organization to commercialize Ventavis and other products that we develop, license or acquire in the future. We believe that a relatively small sales force can effectively reach the specialists who prescribe treatments for PAH. Furthermore, we believe that we can leverage our sales and marketing organization to attract and commercialize other products for cardiopulmonary and infectious diseases.

•	Maximize Commercial Potential of Ventavis. We believe that combination therapies will become more prevalent in the treatment of PAH. We intend to conduct a Phase II trial in combination with a currently approved treatment for PAH, which we believe may expand the commercial potential for Ventavis. In addition to combination therapies, we are also planning to develop Ventavis for PAH associated with idiopathic pulmonary fibrosis and other potential indications.

•	License or Acquire Complementary Products. In addition to Ventavis and CTX-100, we intend to continue to identify and license or acquire product candidates with a principal focus on cardiopulmonary and infectious diseases. Our management and scientific teams have substantial experience in these disease areas that enable us to identify and evaluate strategic opportunities. We are focused on products that will leverage our clinical development, regulatory and commercialization capabilities.

•	Establish Strategic Collaborations. We plan to complement our internal capabilities by selectively forming collaborations that will enhance our ability to move products efficiently through development to commercialization. These collaborations may enable us to penetrate new market opportunities and leverage the capabilities of these partners.

Product Pipeline

The following table describes our current product candidates:

Product Candidate	Indication	Status / Development Plans	Our Commercial Rights
Ventavis	Pulmonary arterial hypertension	• Phase III pivotal trial completed • U.S. NDA submission in 2004 • Phase II combination therapy trial planned for 2004	U.S.

	Pulmonary arterial hypertension associated with idiopathic pulmonary fibrosis	• Phase II trial planned for second half of 2004	U.S.

CTX-100	Emphysema	• Phase I trial completed • Phase I/II trial planned for second half of 2004	Worldwide

	Genetic emphysema	• Phase I trial completed	Worldwide

Ventavis

Ventavis, our lead product candidate, is an inhaled prostacyclin analogue delivered using a nebulizer for the treatment of PAH. Currently marketed prostacyclins for PAH are difficult to administer because they require continuous delivery through subcutaneous or intravenous routes and may involve complications associated with chronic indwelling catheters. Ventavis targets the pulmonary vessels directly through inhalation into the lungs, eliminating many of the inconveniences and potentially reducing many of the side effects associated with subcutaneous or intravenous delivery. We believe Ventavis is more conveniently administered than existing prostacyclin therapies and will become the preferred prostacyclin treatment for most PAH patients. In addition, we believe Ventavis offers therapeutic characteristics that support development for combination therapy, PAH associated with idiopathic pulmonary fibrosis and other potential indications.

Ventavis, or iloprost, was approved in September 2003 by the European Agency for the Evaluation of Medicinal Products, or EMEA, for the treatment of primary pulmonary hypertension. Schering AG developed Ventavis in Europe and currently markets the product in various European countries. We licensed the exclusive U.S. rights to Ventavis from Schering AG in October 2003. We intend to submit an NDA to the FDA in 2004 based primarily on the results of the clinical trials conducted by Schering AG. Additionally, we intend to commence a Phase II combination therapy trial with a currently approved treatment for PAH in 2004 in order to expand the commercial potential of Ventavis and we expect to report the results of this trial in 2005.

Ventavis for Pulmonary Arterial Hypertension

Market Opportunity

Pulmonary arterial hypertension is a highly debilitating disease, characterized by severe constriction of the blood vessels in the lungs, leading to very high pulmonary arterial pressure. This condition makes it difficult for the heart to pump blood through the lungs to be oxygenated. The strain on the heart caused by high blood pressure in the lungs can result in heart failure. PAH is a chronic, progressive and fatal disease, and symptoms include shortness of breath, tiredness, cough, dizziness, chest pain, heart palpitations and swelling in the ankles or abdomen. PAH encompasses primary pulmonary hypertension, which occurs with no known underlying cause and secondary pulmonary hypertension, which is associated with diseases like scleroderma (an autoimmune disease of the connective tissue), cirrhosis of the liver, congenital heart defects and HIV infection, or as a result of certain diet drugs such as “fen-phen.”

We estimate that PAH afflicts approximately 50,000 people in the U.S., predominantly women. Because the symptoms of PAH resemble other diseases and historically treatment options have been limited, only 15,000 people are currently diagnosed and under various treatments, including prostacyclins and endothelin receptor antagonists, or ETRAs. The number of patients under treatment is expected to grow to 21,000 by the end of 2008 because of increased awareness of PAH among healthcare professionals and the introduction of new treatment options. Current prices of PAH therapies range from approximately $28,000 per patient annually for ETRAs to approximately $100,000 per patient annually for prostacyclins.

The severity of PAH is typically classified using a system established by the New York Heart Association, or NYHA, that assesses a patient’s degree of functional limitation based primarily on shortness of breath. This system is divided into four classes, I through IV, with Class IV being the most severe. Class I patients experience no limitation of physical activity and exhibit no symptoms, while Class IV patients experience symptoms of insufficient cardiac function at rest and are unable to carry out any physical activity without discomfort. The World Health Organization uses a comparable classification system. Physicians use these classification systems to track patients’ disease progression and responses to therapies.

In addition to the NYHA classification, the six-minute walk test is widely used in medical practice and in clinical trials of cardiopulmonary diseases. The distance walked has been validated to correlate with the severity of PAH. Historically, the primary endpoint for FDA approval of treatments for PAH is a statistically significant improvement in distance walked during the six-minute walk test.

Current Therapies

Except for lung transplantation, a last-resort treatment option, there is no cure for PAH. Current therapies aim to alleviate symptoms of PAH by reducing blood pressure in the pulmonary arteries. Mild to moderate PAH is treated with calcium channel blockers, diuretics and anticoagulants. Typically, as a patient advances into more severe stages of the disease, the therapeutic options include prostacyclins and endothelin receptor antagonists, or ETRAs.

Prostacyclins.    Prostacyclins are hormone-like substances produced in the walls of blood vessels that act as vasodilators. In the U.S., there are currently two prostacyclin-based products approved for the treatment of PAH, Flolan (epoprostenol) and Remodulin (trepostinil).

Flolan was the first therapy for PAH and is continuously delivered by an infusion pump via a central intravenous catheter placed surgically through the chest wall. Flolan patients must prepare their doses each day by dissolving a dry powder form of the drug and maintain the solution at temperatures barely above freezing to prevent degradation. In addition to the inconveniences associated with Flolan’s handling requirements, patients are exposed to the risks associated with any central intravenous lines, including pulmonary blood clot, stroke and infections.

Remodulin requires continual delivery under the skin using a wearable infusion pump, eliminating the need for a central line. While Remodulin does not have the same handling requirements as Flolan, Remodulin has been shown to cause significant pain at the infusion pump site, with 85% of patients in its pivotal trial reporting significant pain and 32% requiring narcotics for pain management. An NDA filing has been submitted for an intravenous formulation of Remodulin which may reduce some of its local side effects.

Endothelin receptor antagonists.    Endothelin is a messenger hormone that is released by cells lining the inside of blood vessels in order to control blood flow. PAH patients have increased amounts of endothelin. ETRAs act by blocking the binding of endothelin to receptors on the vessel wall, causing vasodilation. We believe Ventavis may be complementary to ETRAs because prostacyclins and ETRAs work by different mechanisms of action. As a result, we believe that the commercial potential of Ventavis may be enhanced by market acceptance of ETRAs.

Tracleer (bosentan) is a twice-daily oral formulation approved for PAH. While effective, Tracleer has a “black box” FDA label warning in effect due to liver toxicity observed in 11% of the 658 patients treated in two clinical trials. Furthermore, this drug has demonstrated birth defects in preclinical studies and therefore is an inappropriate treatment for women who are pregnant or may become pregnant. Other ETRAs in development include ambrisentan and sitaxsentan.

PDE-5 Inhibitors.    PDE-5 inhibitors suppress an enzyme that breaks down a natural vasodilator in the body. One PDE-5 inhibitor is being developed as a potential treatment for PAH. We believe Ventavis may be used with PDE-5 inhibitors in combination therapy due to complementary mechanisms of action. As a result, we believe that the commercial potential of Ventavis may be enhanced by market acceptance of PDE-5 inhibitors as treatment for PAH.

The Ventavis Solution

We anticipate that Ventavis will become the preferred prostacyclin treatment for most PAH patients. We believe Ventavis is more convenient and avoids many of the drawbacks associated with existing prostacyclin therapies. Ventavis targets the pulmonary vessels directly through inhalation into the lungs, eliminating many of the inconveniences and potentially reducing many of the side effects associated with subcutaneous or intravenous delivery. In particular, Ventavis avoids the pain associated with Remodulin and the potential infections associated with the catheter used to deliver Flolan.

PAH is a progressive disease despite available therapies. Given the decline in patient health seen in the normal course of PAH, physicians have indicated an interest in combining drugs with differing mechanisms of action. A physician-sponsored clinical trial in Germany demonstrated an improvement in exercise capacity when Ventavis and Tracleer were administered in combination. We believe combination therapy will become more prevalent in the treatment of PAH due to anticipated additive benefits. We plan to further explore the potential benefits of combining Ventavis with ETRAs and PDE-5 inhibitors in future clinical studies.

Clinical Development

Schering AG filed for marketing approval with the EMEA in 2001 based on a data set which included a Phase III pivotal trial, a Phase II trial and a Phase I device comparison trial of inhaled Ventavis using three different nebulizers. In clinical trials conducted to date, Ventavis was administered between six and nine times per day with an average inhalation time of ten minutes for each administration. Typically, patients did not use the drug during sleeping hours. Ventavis was approved for marketing in September 2003 and was launched in Germany and various other European countries in January 2004.

Schering AG’s Phase III clinical trial was a randomized, double-blind, multi-center, placebo-controlled trial in 203 adult patients with PAH. Inhaled Ventavis or placebo was added to patients’ current therapy, which usually consisted of a combination of anticoagulants, calcium channel blockers, diuretics, oxygen and digitalis, but not prostacyclin or its analogues. The primary clinical endpoint was a composite of: (i) an improvement in NYHA functional class, (ii) an increase in the distance walked in six minutes of at least 10%, and (iii) no clinical deterioration or death. This primary endpoint was met by 17% of patients taking Ventavis and 5% of patients taking the placebo, a result which was statistically significant and clinically meaningful (p = 0.007). The secondary endpoint of distance walked in the six-minute walk test was statistically significant and clinically meaningful in the patients receiving Ventavis compared to those receiving the placebo (p = 0.004). A p-value is a mathematical test used to determine the validity of test results. A p-value of 0.007 means that the probability that this result occurred by chance is seven in 1,000. Statistical significance is usually defined as a p-value of less than 0.05 with decreasing values providing increasing probability of validity. In addition, approximately 25% of patients in the Ventavis group, compared with approximately 13% of patients in the placebo group, demonstrated at least a one class improvement in NYHA classification, a result that was statistically significant (p = 0.032). A one step progression from a higher to a lower class represents a material improvement in a patient’s quality of life. There were four deaths in the placebo group and one death in the Ventavis group, a trend which was not statistically significant.

Ventavis was generally well tolerated in the Phase III trial and the total number of patients who had serious adverse events did not differ significantly when compared to the placebo group. There were a total of eight syncopal events, or faintings, in the Ventavis group compared to five in the placebo group. Five of the syncopal events in the Ventavis group were considered to be serious and of these, three were considered by the clinicians to be possibly related to the drug. None of the syncopal events in the placebo group were considered to be serious, nor were any of the syncopal events in either group associated with clinical deterioration or premature withdrawal from the trial. Faintings in the Ventavis group occurred more than two hours after the last inhalation. Flushing and jaw pain, both typical side effects of prostacyclin therapies, were more common in the Ventavis group, but these adverse effects were mostly transient and mild and were not considered to be serious in any patient. In addition, it was observed that right ventricular failure and edema were more than twice as frequent in the placebo group as in the Ventavis group.

Schering AG’s Phase II trial was a twelve-week open-label, randomized, multi-center trial involving 63 patients conducted to investigate the initial safety and efficacy of inhaled Ventavis versus standard therapy other than prostacyclins or beta blockers. Following the twelve-week controlled trial, 52 patients, including control patients who crossed over to active therapy, were continued on the treatment for up to two years. While the trial was not designed to demonstrate efficacy in a statistically significant manner, Ventavis-treated patients exhibited a trend toward improvement in NYHA class status, improvement in distance walked during the six-minute walk test, decrease in shortness of breath and improvement in quality of life during the controlled trial period.

Ventavis was generally well tolerated during the twelve-week control period, as well as during the long-term follow up treatment period. Side effects consistent with prostacyclins were observed, including chest pain, nausea and headaches. Consistent with many inhaled drugs, mild cough was also observed. In the control group, edema, right heart failure and respiratory infections were more frequently observed than in the Ventavis group. The clinical study report suggested that long-term inhaled Ventavis therapy may provide a sustained improvement in clinical status for patients with PAH and be well tolerated.

In addition, Ventavis has been evaluated in combination with Tracleer and separately in combination with a PDE-5 inhibitor in independent, investigator-sponsored pilot trials. Both trials suggested an additive treatment effect of Ventavis when used in combination with these other drugs. Based on these trials, we are planning additional clinical trials to further investigate treatment with Ventavis in combination with other drugs.

Regulatory Strategy

We intend to file an NDA for Ventavis in 2004. Our NDA will include the results of the clinical trials conducted by Schering AG which include a Phase III pivotal trial, a Phase II trial, a Phase I trial and additional safety data. To support the data from Schering AG’s clinical trials and to comply with FDA regulations regarding new submissions, we intend to conduct a required in vitro test prior to filing our Ventavis NDA. In addition, we intend to conduct a trial in approximately 160 healthy volunteers to confirm that Ventavis does not prolong the QT interval, an event that may carry an increased risk of serious heart rhythm disturbances. The prostacylin class has not been historically associated with QT interval prolongation.

We believe that combination therapies will become more prevalent in the treatment of PAH and lead to an expanded market for PAH therapies. We have filed an Investigational New Drug Application, or IND, and we intend to conduct a Phase II trial of Ventavis in combination with Tracleer in 60 patients with PAH. We intend to commence this trial in 2004 and report the results in 2005. We are also planning to develop Ventavis for PAH associated with idiopathic pulmonary fibrosis and we expect to commence a Phase II trial in the second half of 2004 for this indication.

We intend to file for orphan drug designation for Ventavis. If we achieve orphan drug designation and are the first to receive FDA approval for the use of inhaled iloprost, the active ingredient in Ventavis, to treat PAH, we will have market exclusivity in the U.S. for seven years.

We intend to market Ventavis for use with the ProDose nebulizer manufactured by Profile Therapeutics, a U.K. company. The ProDose nebulizer must receive 510(k) clearance from the FDA before it may be sold in the U.S. The 510(k) notification was filed in March 2003 and Profile Therapeutics is currently in discussions with the FDA regarding the application. We believe FDA clearance will likely be granted in 2004. We eventually intend to seek regulatory approval of Ventavis for use with a more convenient handheld, battery operated nebulizer, which would also require regulatory clearance.

Ventavis for Pulmonary Arterial Hypertension Associated with Idiopathic Pulmonary Fibrosis

Market Opportunity

Idiopathic pulmonary fibrosis, or IPF, is a disease of unknown cause that results in fibrosis, or scarring, of the lungs. In time, this fibrosis can accumulate until the lungs are unable to provide oxygen to the tissues of the body. IPF is progressive and can be fatal. Often the immediate cause of death is respiratory failure due to lack of oxygen, right-heart failure caused by PAH, heart attack, blood clot in the lungs or lung infection brought on by the disease. The average survival rate for patients with IPF is four to six years after diagnosis.

In addition to the 50,000 people estimated to have PAH in the U.S., it is estimated that another 80,000 people have IPF in the U.S. We estimate that at least 20% of these patients also have PAH associated with their IPF. This results from progressive scarring of the lung tissue that causes increased pulmonary artery pressure. PAH tends to manifest itself late in the course of IPF and adds to the debilitating symptoms found in these patients.

Current Therapies

There are no approved therapies for IPF, and none of the approved systemic drugs for PAH may be appropriate for these patients. Systemic vasodilators like Flolan and Remodulin dilate blood vessels in both normal and scarred, non-oxygenated sections of the lung. This may result in an undesirable effect where there is insufficient oxygen relative to the amount of blood flowing through the lungs. This can result in increased strain on the heart and fainting.

The Ventavis Solution and Regulatory Strategy

We believe that the local delivery of inhaled Ventavis will help ensure vasodilation occurs primarily in oxygenated portions of the lung and that this would provide an appropriate balance of oxygen and blood flowing through the lungs. Clinical evidence has shown that patients with fibrotic lung disease who receive inhaled prostacyclins have less potential for mismatched pulmonary blood flow and oxygen delivery than similar patients who receive intravenous prostacyclins. Because of the potential advantages of Ventavis for this disease, we are currently planning to begin a Phase II clinical trial in the second half of 2004 to evaluate the effectiveness of inhaled Ventavis in the treatment of patients with PAH associated with IPF.

CTX-100 for Emphysema Due to Smoking and Genetic Emphysema

We are developing CTX-100 for two indications, emphysema due to smoking and genetic emphysema. CTX-100 is a proprietary hyaluronic acid solution formulated to be inhaled using a nebulizer. Hyaluronic acid is a complex carbohydrate that naturally occurs in the lung and all other organs. An independent study has shown that lungs of patients suffering from emphysema have less hyaluronic acid than normal lungs. We have completed two Phase I clinical trials for CTX-100 and intend to initiate a Phase I/II clinical trial for emphysema due to smoking in the second half of 2004.

Market Opportunity

Emphysema is caused by chronic lung inflammation, usually associated with smoking. Emphysema is defined by a loss of lung tissue and a gradual loss of lung function. Two million people in the U.S. have emphysema, representing approximately $2.5 billion annually in health care expenditures. In addition to emphysema caused by environmental factors, emphysema can be caused by genetic defects, which result in an under-production of a protective protein, alpha-one antitrypsin, or AAT, needed to maintain normal lung tissue. There are an estimated 5,000 patients who are currently diagnosed with genetic emphysema due to AAT deficiency in the U.S.

Current Therapies

Currently, there are no treatments shown to preserve lung function in any type of emphysema patient. Treatment is usually supportive and designed to relieve symptoms and improve quality of life. Examples of such treatments include bronchodilators and steroids used alone and in combination. Neither class of drug modifies the course of disease.

In genetic emphysema, therapeutics to date have been limited to replacing the missing or diminished AAT. Currently there are three plasma-derived protein replacement therapies approved in the U.S., Prolastin® marketed by Bayer, Zemaira™ marketed by Aventis and Aralast™ marketed by Baxter. Because the replacement protein is derived from donated plasma, the supply of these drugs has been constrained. Therefore, the patient community is faced with supply limitations of protein replacement therapy.

CTX-100 Solution, Clinical Development and Regulatory Strategy

We believe that CTX-100 may protect lung tissue from the harmful effects of chronic inflammation in the lungs associated with smoking or genetic emphysema. In addition, based on preclinical studies, we believe CTX-100 may slow the rate of lung function decline.

An initial Phase I trial of CTX-100 in healthy volunteers was conducted in Europe in January 2002. Our first IND for the study of CTX-100 in genetic emphysema went into effect in September 2002 and a single-dose safety study in patients with genetic emphysema was completed in May 2003. In these Phase I trials, delivery of CTX-100 to the lungs of normal human volunteers and patients with genetic emphysema was shown to be well tolerated.

We intend to commence a fourteen-day, multiple-dose Phase I/II trial in 48 patients with emphysema and a history of smoking in the second half of 2004. On the basis of these results we will evaluate further development and commercialization opportunities for CTX-100. We would likely seek a partner to develop and commercialize CTX-100.

Sales and Marketing

Our plan is to develop our own specialized U.S. sales force and marketing infrastructure to commercialize Ventavis and other products that we develop in the future. We have hired a Chief Commercial Officer with significant experience in sales and marketing at large biotechnology and pharmaceutical companies to lead our commercialization efforts. We also plan to build an internal marketing organization that will be responsible for developing Ventavis marketing plans, establishing pre-launch awareness of Ventavis through educational programs and supporting our specialty sales force upon product approval. We plan to build a competitive sales force to reach the pulmonary and cardiology specialists involved in treating the majority of patients with PAH. We believe that a relatively small sales force can effectively reach these specialists. A key focus of our sales and marketing strategy will be to expand the number of patients diagnosed and treated with PAH by increasing physician education and awareness of the disease. Our sales and marketing organization will be structured for flexibility in anticipation of additional products. In addition, we may establish co-promotion alliances with larger pharmaceutical or biotechnology companies to expand physician coverage and to reach larger markets for the commercialization of our products.

Manufacturing

We do not currently have manufacturing capabilities, nor do we intend to develop manufacturing capabilities in the near term. Our manufacturing strategy is to engage third parties to manufacture our products. We believe that this manufacturing strategy will enable us to direct financial resources to product acquisitions or licenses, clinical development and commercialization of our products, rather than diverting resources to building manufacturing facilities.

Schering AG is the only manufacturer of Ventavis and manufactures it exclusively for us for use in the U.S. under the terms of our license agreement. Ventavis is a difficult compound to manufacture. Schering AG has a proprietary manufacturing process, which it maintains as a trade secret. Under our license agreement, Schering AG has agreed to supply our orders for Ventavis, subject to its right to generally cease manufacture of iloprost on 24 months’ notice (or less notice, in the event that Schering AG implements a worldwide market withdrawal based upon the requirement of a regulatory authority in a major market country). In the event of such a cessation, or if Schering AG fails to meet its supply obligations for a certain period of time, we would be granted non-exclusive manufacturing rights for Ventavis. However, the development of internal manufacturing capabilities or obtaining a third-party manufacturer would be difficult and time consuming. We are currently in negotiations with Schering AG to enter into a manufacturing agreement consistent with the manufacturing terms set forth in our license agreement.

Bayer Health Care LLC has agreed to manufacture and supply our clinical requirements of CTX-100.

Competition

The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical and biotechnology companies that are researching and developing products designed to treat cardiopulmonary and infectious diseases. Currently, these companies have significantly greater financial, manufacturing, marketing and product development resources. In addition to pharmaceutical and biotechnology companies, we may face competition from other sources including academic institutions, government agencies and private and public research institutions.

Pulmonary Arterial Hypertension.    Ventavis will compete primarily with Flolan, marketed by GlaxoSmithKline, and Remodulin, marketed by United Therapeutics. In addition, while we believe that Ventavis may be used in combination with ETRAs and PDE-5 inhibitors, we may face competition from these classes of drugs. These drugs include Actelion’s Tracleer, Myogen’s ambrisentan, Encysive Pharmaceutical’s sitaxsentan and Pfizer’s Viagra®. We believe the promotion and adoption of additional treatment options for PAH such as ETRAs and PDE-5 inhibitors will help raise awareness with health care professionals and potentially expand the overall PAH treatment market. We believe that our exclusive arrangement with Schering AG and the difficulties involved with the making of Ventavis, combined with obtaining orphan drug market exclusivity, will provide us with a competitive advantage.

Emphysema Due to Smoking and Genetic Emphysema.    There are no drugs currently sold that are designed to prevent lung function decline nor are we aware of any such drugs currently under development. However, companies addressing the emphysema market include Pfizer, which markets Spiriva®, a long-lasting bronchodilator and GlaxoSmithKline, which markets Advair®, a combined steroid and long-lasting bronchodilator. With regard to the genetic emphysema market, we believe that CTX-100 will be used in combination with adjunctive therapies, such as plasma-derived protein replacement therapies. We may face competition from these adjunct therapies. In addition, other pharmaceutical and biotechnology companies are developing product candidates for genetic emphysema.

Schering AG License

On October 2, 2003, we entered into a development and license agreement with Schering AG. This agreement grants us the exclusive right to develop and commercialize Ventavis in the U.S. for inhaled use for the treatment of pulmonary hypertension. We are obligated to use our best efforts to develop Ventavis in accordance with a mutually agreed upon development plan and to commercialize Ventavis in the U.S.

We paid Schering AG $6.0 million upon the signing of the agreement and will pay an additional $7.0 million upon the acceptance of the filing of the Ventavis NDA. We have also agreed to pay Schering AG milestone payments of up to an additional $23.0 million if we achieve all other milestones set forth in the agreement. We have also agreed to pay Schering AG a royalty based on Ventavis net sales until the later of the last to expire patent covering Ventavis or ten years from our first commercial sale of Ventavis. In addition, we are obligated to grant to Schering AG a royalty-free, exclusive license to use certain intellectual property rights created by us related to Ventavis for use outside the U.S.

The agreement also provides that Schering AG will supply our orders for Ventavis at an agreed-upon price, as and when reasonably requested and in accordance with relevant specifications, and that we will purchase our Ventavis requirements exclusively from Schering AG. Schering AG also agreed to provide us priority that is at least as high as the priority it applies to its own internal requirements for Ventavis. In the event Schering AG ceases manufacture of Ventavis, or if it fails to meet its supply obligations, we would be granted non-exclusive manufacturing rights for Ventavis. In addition, Schering AG would be obligated to provide us reasonable support and a transfer of know-how to enable such manufacture by us or a third party. The agreement also provides that the parties will determine and specify reasonably and in good faith a more detailed process for such supply consistent with the terms of the current agreement in the form of a separate manufacturing and supply agreement, which the parties are currently in the process of undertaking. The agreement may be terminated by either party for material breach if such breach is not cured within the applicable notice period (which ranges from 90 to 180 days).

The agreement further provides that we must also seek Schering AG’s approval before sublicensing our rights under the agreement. In addition, if we intend to pursue a transaction pursuant to which we would be acquired by or otherwise merge with a pharmaceutical company that sells a pulmonary hypertension drug that is directly competitive with Ventavis, Schering AG has a right of first negotiation to acquire our company subject to the terms set forth in the agreement.

Columbia University License

On March 14, 2000, we entered into an exclusive license agreement with the Trustees of Columbia University in the City of New York. This agreement grants us exclusive, worldwide rights to develop and commercialize products and services covered by certain Columbia University patents relating to the use of intratracheally administered hyaluronic acid to treat certain respiratory diseases. This agreement is the foundation for our development of CTX-100.

We paid Columbia University an initial license fee of $62,433 and have agreed to pay Columbia University a royalty based upon net sales of licensed products and services, plus a percentage of certain types of consideration that may be received by us from any sublicensee of the licensed patents. We are obligated to pay certain minimum royalties on an annual basis after the first commercial sale of a licensed product or service. In addition, for each licensed product that receives approval from the FDA (or an equivalent regulatory authority outside the U.S.), we have agreed to pay Columbia University a milestone payment. Columbia University was also originally issued 66,666 shares of our common stock as part of this agreement.

We have agreed to use our commercially reasonable best efforts to research, develop and market licensed products and services, including achieving certain diligence milestones as set forth in the agreement. If we are unable to achieve any of these diligence milestones, Columbia University may convert the license to a non-exclusive license, and if we do not cure such failure within twelve months after notice thereof, Columbia University would have the option to terminate the license. This agreement may also be terminated by Columbia University if we have materially breached the agreement and fail to cure such breach within 90 days of written notice of such breach.

Patents and Proprietary Rights

Our success depends in part on our ability to obtain and maintain patent protection for our products, preserve trade secrets, prevent third parties from infringing upon the proprietary rights of our products and operate without infringing upon the proprietary rights of others, both in the U.S. and internationally.

We own the rights to three patent applications in the fields of combination therapies for the treatment of hypertension, diabetes and PAH. We also co-own the rights to one U.S. and four related foreign national patent applications in the field of inhalation therapy using hyaluronic acid for the treatment of certain respiratory diseases. We have also licensed the rights to two issued patents and one U.S. and four related foreign national patent applications in the field of inhalation therapy using hyaluronic acid for the treatment of respiratory diseases. We have also licensed the rights to three issued patents relating to iloprost (the active ingredient in Ventavis).

United States patents generally have a term of 20 years from the date of filing. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our intellectual property will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we file or license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We rely to a large extent on trade secrets held by Schering AG with respect to the manufacture of Ventavis. Trade secrets are difficult to protect and Schering AG’s manufacturing trade secrets may become known or be independently discovered by competitors. We also protect our proprietary technology and processes, in part, by confidentiality and invention assignment agreements with our employees, consultants, scientific advisors and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

The U.S. composition of matter patent owned by Schering AG claiming Ventavis will expire on September 8, 2004 and the U.S. process patents owned by Schering AG relating to Ventavis will expire in 2007 and 2010. While Schering AG may have trade secret and process patents for the manufacture of Ventavis, competitors may develop alternative ways to manufacture the drug, which could harm our competitive position. To help protect our competitive position in the market, we intend to seek orphan drug designation with the FDA for the use of Ventavis in treating PAH and other disease indications which meet the criteria for orphan designation.

Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical and biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned or licensed to us. We are aware of a use patent that covers the combination of Ventavis and PDE inhibitors, which we may seek to license.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products.

The process required by the FDA before product candidates may be marketed in the U.S. generally involves the following:

•	Preclinical laboratory and animal tests;

•	Submission of an IND which must become effective before clinical trials may begin;

•	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	Pre-approval inspection of manufacturing facilities; and

•	FDA approval of an NDA or NDA supplement.

The testing and approval process requires substantial time, and financial resources and we cannot be certain that any new approvals for our products will be granted on a timely basis if at all.

Prior to commencing the first clinical trial, an initial IND must be submitted to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical trial. In such case the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and the FDA must grant permission for each clinical trial to start and continue. Further, an independent institutional review board for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center.

For purposes of NDA approval, human clinical trials are typically conducted in phases that may overlap:

•	Phase I—the drug is initially given to healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	Phase I/II—the drug is given to healthy human subjects or patients to test for safety and assess early signs of efficacy.

•	Phase II—studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

•	Phase III—when Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites.

Once an NDA is filed, the FDA typically responds within ten months by issuing an approval letter, approvable letter, or not approvable letter. An approval letter states that the drug is approved. An approvable letter is issued if the application substantially meets the FDA’s requirements and can be approved if certain minor conditions are met or information is provided, such as certain changes in labeling. A not approvable letter states that the application may not be approved and describes the deficiencies that must be addressed in order for the product to be approved, which could include, for example, new analyses of previously submitted data or conduct of an additional clinical trial. If additional data are submitted, the FDA could extend the review period for up to an additional six months.

The FDA has established priority and standard review classifications for NDAs. If an NDA is granted priority review, the FDA will typically respond within six months of the filing. Priority designation may be granted to new drugs that have the potential to provide meaningful therapeutic benefit to patients over currently marketed products in the treatment or prevention of a disease. We believe that our NDA for Ventavis, if accepted for filing by the FDA, may qualify for priority review because of its form of administration as compared to existing prostacyclin therapies. We cannot assure you that the FDA will grant our request for priority review.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV studies may be made a condition to be satisfied for continuing drug approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information.

Clinical trials are designed and conducted in a variety of ways. A “placebo-controlled” trial tests the safety and efficacy of a drug on a group of patients receiving the drug against a separate group receiving a placebo. In a “single-blind” study, the researcher knows into which group of the trial the patient has been placed, but the patient does not. In a “double-blind” study, neither the researcher nor the patient knows into which group the patient has been placed, or whether the patient is receiving the drug or the placebo. In such studies, experimental subjects and control subjects are assigned to groups upon admission to the study and remain in those groups for the duration of the trial. The trial is said to be “pivotal” if it is designed to meet statistical criteria with respect to pre-determined “endpoints” or clinical objectives that the sponsor believes will be sufficient for regulatory approval. In most cases, two “pivotal” clinical trials are necessary for approval.

Regulatory authorities, an institutional review board or the sponsor, may suspend a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA or as part of an NDA supplement for approval of a new indication if the product candidate is already approved for another indication. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data, which could include an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval. Once approved, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug product is intended to treat a chronic disease, as is the case with the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for our product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, additional regulatory approval for Ventavis would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their facilities with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with current Good Manufacturing Practices, or cGMP, which impose certain quality processes, manufacturing controls and documentation requirements upon us and our third-party manufacturers in order to ensure that the product meets applicable specifications. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, fail to approve our NDA, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug. Noncompliance with cGMP requirements also can result in issuance of warning letters, civil and criminal penalties, seizures, and injunctive action.

The FDA closely regulates the labeling, marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our product candidates or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first such product to receive FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, for seven years. This exclusivity, however, also could block the approval of our product for seven years if a competitor is first to obtain approval of the same drug for the same indication or disease. We intend to file for orphan drug designation for the use of Ventavis in treating PAH and other disease indications which meet the criteria for orphan designation. However, we cannot predict whether FDA will grant these designations. Additionally, obtaining FDA approval to market a product that is granted orphan drug exclusivity may not provide us with a material commercial advantage.

Employees

As of February 20, 2004, we had 20 full-time employees. None of our employees are represented by any collective bargaining unit. We believe that we maintain good relations with our employees.

Facilities

Our headquarters is currently located in Belmont, California, and consists of approximately 5,470 square feet of laboratory and office space. This lease expires in March 2004. We have signed a new lease for office space of approximately 14,145 square feet in South San Francisco, California, and we plan to move to this new space in March 2004. We may require additional space and facilities as our business expands.

Legal Proceedings

One of our stockholders has indicated to us that he believes his percentage ownership interest in us was unfairly diluted due to our recent private equity financings. This stockholder has filed a claim in the Delaware Chancery Court demanding to inspect our books and records. We believe this stockholder’s claim is without merit and we intend to defend vigorously any related lawsuit against us or any of our officers or directors.

MANAGEMENT

The following table sets forth our executive officers, directors and key employees, their ages and the positions they held as of February 20, 2004.

Name	Age	Position
W. Scott Harkonen, M.D.(3)	52	Chairman of the Board and Chief Executive Officer
Donald J. Santel	43	President, Chief Operating Officer, Secretary and Director
Thomas L. Feldman	53	Chief Commercial Officer
James E. Pennington, M.D	60	Chief Medical Officer
Curtis L. Ruegg, Ph.D	41	Senior Vice President Technical Operations
Benson M. Fong	50	Vice President of Finance and Corporate Development
Bradford S. Goodwin(1)(2)	49	Director
James I. Healy, M.D., Ph.D.(1)(2)(3)	39	Director
Daniel S. Janney(1)(3)	38	Director
Nicholas J. Simon, III(2)	49	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating Committee

Executive Officers, Directors and Key Employees

W. Scott Harkonen, M.D. is the Chairman of the board of directors and Chief Executive Officer of CoTherix. Dr. Harkonen joined CoTherix as Chairman of the Board in April 2001 and became Chief Executive Officer in October 2003. From 1999 to 2003, Dr. Harkonen founded and was President and Chief Executive Officer of InterMune, Inc., a public company engaged in the development of therapeutics for life-threatening pulmonary, hepatic and infectious diseases. From 1995 to 1999, Dr. Harkonen served as Senior Vice President, Product Development and Operations at Connetics Corporation, a biopharmaceutical company. From 1991 to 1995, Dr. Harkonen was Vice President of Medical and Regulatory Affairs at Univax Corporation (now NABI), a biopharmaceutical company. He is on the board of directors of the Biotechnology Industry Organization (BIO) and a member of the Emerging Company Governance Section of BIO. Dr. Harkonen holds B.A. and M.D. degrees from the University of Minnesota and an M.B.A. from the Haas School of Business at the University of California, Berkeley.

Donald J. Santel is the President, Chief Operating Officer, Secretary and a member of the board of directors of CoTherix. Mr. Santel joined CoTherix in February 2000 as President and a member of the board of directors. From April 2001 to October 2003, Mr. Santel served as Chief Executive Officer of CoTherix. From October 1999 to February 2000, Mr. Santel was a consultant to Neothermia Corporation, a medical device company. From January 1998 to September 1999, Mr. Santel was President and Chief Operating Officer at Reflow, Inc., a medical device company, and from January 1998 to October 1998, he was General Manager of CardioVasc, Inc., a medical device company. From 1992 to 1997, Mr. Santel held various positions at Cardiac Pathways Corporation, a medical device company, including Vice President of Marketing and International Sales and Vice President of Clinical Engineering. Mr. Santel holds a B.S.E. in biomedical engineering from Purdue University and a M.S. in electrical engineering from the University of Minnesota.

Thomas L. Feldman is Chief Commercial Officer of CoTherix. Mr. Feldman joined CoTherix in December 2003. From April 2003 to December 2003, Mr. Feldman served in a consulting capacity as Acting Vice President of Sales and Marketing at Genesoft Pharmaceuticals, Inc. From January 1995 to December 2002, Mr. Feldman was Vice President of Sales and Marketing at Scios, Inc., a biopharmaceutical company. From 1993 through 1994, Mr. Feldman was National Sales Manager at Ortho Pharmaceutical Corporation. From 1973 to 1993, he held various sales and marketing positions at McNeil Pharmaceutical, where he most recently served as National Sales Manager from 1990 to 1993. Mr. Feldman holds a B.A. in speech and business from North Dakota State University.

James E. Pennington, M.D. is Chief Medical Officer of CoTherix. Dr. Pennington joined CoTherix in February 2004. From January 2001 to January 2004, Dr. Pennington served as Executive Vice President of Medical and Scientific Affairs at InterMune, Inc. From June 1999 to January 2001, Dr. Pennington served as Senior Vice President of Research, Development and Clinical Affairs at Alpha Therapeutics Corporation, a biological and biopharmaceutical company. From October 1997 to February 1999, Dr. Pennington served as Senior Vice President of Clinical Research at Shamen Pharmaceuticals, Inc., a biopharmaceutical company. From September 1986 to June 1994, Dr. Pennington served as Director and from July 1994 to October 1997, he served as Vice President of Biological Clinical Research at Bayer Corporation, a biopharmaceutical company. Prior to joining the pharmaceutical industry, Dr. Pennington spent 12 years as a member of the Harvard Medical School faculty. Dr. Pennington holds a B.S. from the University of Oregon and an M.D. from the University of Oregon Medical School and is Board Certified in internal medicine and infectious diseases.

Curtis L. Ruegg, Ph.D. is Senior Vice President Technical Operations at CoTherix. Dr. Ruegg joined CoTherix in January 2004. From January 2002 to January 2004, Dr. Ruegg was Vice President of Preclinical and Process Development at InterMune, Inc. From May 2001 to January 2002, Dr. Ruegg worked as a consultant to various biotechnology companies. From 1999 to 2001, Dr. Ruegg was Vice President of Research and Development at AP Cells, Inc., a medical product supply company. From 1993 to 1998, Dr. Ruegg served as Group Leader and Senior Scientist at Dendreon Corporation, a biotechnology company. Dr. Ruegg is a member of the American Association of Immunologists and the American Association for the Advancement of Science. Dr. Ruegg holds a B.S. in toxicology from the University of California, Davis and a Ph.D. in pharmacology from Johns Hopkins University School of Medicine.

Benson M. Fong is Vice President of Finance and Corporate Development of CoTherix. Mr. Fong served as a consultant to CoTherix from March 2000 to March 2001 and became employed as our Chief Financial Officer in March 2001. Mr. Fong became our Vice President of Corporate Development in October 2003 and relinquished the position of Chief Financial Officer and became Vice President of Finance in February 2004. From March 2000 to March 2001, Mr. Fong was a principal at The Ravix Group, a financial consulting firm. From April 1998 to February 2000, Mr. Fong was a First Vice President at Imperial Bank’s Emerging Growth Division. From October 1992 to February 1997, Mr. Fong was Chief Financial Officer of Cibus Pharmaceutical, Inc., a drug delivery company. Mr. Fong is a C.P.A. and holds a B.S. in biology from the University of Oregon.

Bradford S. Goodwin joined our board of directors in January 2004. Mr. Goodwin has served as Chief Executive Officer and a director of Novacea, Inc., an oncology drug development and commercialization company. From April 2000 to July 2001, Mr. Goodwin was President, Chief Operating Officer and founder of Collabra Pharma Inc., a pharmaceutical development company. From 1987 to 2000, Mr. Goodwin held various senior executive positions with Genentech, Inc. a biotechnology company, most recently Vice President of Finance. Mr. Goodwin holds a B.S. in business administration from the University of California, Berkeley.

James I. Healy, M.D., Ph.D. joined our board of directors in April 2001. Since June 2000, Dr. Healy has served as General Partner and Managing Director of Sofinnova Ventures, a venture capital firm focusing on life sciences investments. From January 1998 to March 2000, Dr. Healy was a partner at Sanderling Ventures, a venture capital firm. During 1997, Dr. Healy was a Novartis Foundation Bursary Award recipient and performed research at Brigham and Women’s Hospital. From August 1990 to July 1997, Dr. Healy was employed by the Howard Hughes Medical Institute and Stanford University. Dr. Healy serves on the boards of directors of Intermune, Inc. and several private companies. Dr. Healy holds B.A. degrees in molecular biology and Scandinavian studies from the University of California, Berkeley, and an M.D. and Ph.D. in immunology from the Stanford School of Medicine.

Daniel S. Janney joined our board of directors in April 2001. Since 1996, Mr. Janney has been a managing director of Alta Partners, a venture capital firm. From 1993 to 1996, he was a Vice President at Montgomery Securities’ health care and biotechnology investment banking group. Mr. Janney is currently on the boards of directors of Corgentech, Inc., a biopharmaceutical company, Dynavax Technologies, Inc., a biopharmaceutical company, and several private companies. He holds a B.A in history from Georgetown University and an M.B.A. from the Anderson School at the University of California, Los Angeles.

Nicholas J. Simon, III joined our board of directors in October 2003. Mr. Simon has been a General Partner at MPM Capital, a life sciences focused venture capital firm, since October 2001. From 2000 to July 2001, Mr. Simon was Chief Executive Officer, founder and a director of Collabra Pharma Inc., a pharmaceutical development company. From 1999 to 2003, Mr. Simon served on the Intermune, Inc. board of directors. From 1989 to March 2000, Mr. Simon served in various management positions with Genentech, Inc., including Vice President of Business and Corporate Development. Mr. Simon is currently on the boards of directors of a number of public companies, including Rigel Therapeutics, Inc., Genitope Corporation, and several private companies. Mr. Simon hold a B.S. in microbiology from the University of Maryland and an M.B.A. from Loyola College.

Classified Board

Immediately after the closing of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, upon the consummation of the offering, two of the nominees to the board will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Dr. Harkonen and Mr. Goodwin have been designated Class I directors whose terms expire at the 2005 annual meeting of stockholders. Dr. Healy and Mr. Santel have been designated Class II directors whose terms expire at the 2006 annual meeting of stockholders. Messrs. Simon and Janney have been designated Class III directors whose terms expire at the 2007 annual meeting of stockholders. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Committees of the Board of Directors

Audit Committee.    The members of our audit committee are Dr. Healy and Messrs. Goodwin and Janney. Mr. Janney chairs the audit committee. Our audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	our independent auditors’ qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements as applicable.

Compensation Committee.    The members of our compensation committee are Dr. Healy and Messrs. Goodwin and Simon. Mr. Simon chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Nominating Committee.    The members of our nominating committee are Dr. Harkonen, Dr. Healy and Mr. Janney. Dr. Healy chairs our nominating committee. Our nominating committee evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors.

Director Compensation

Directors are reimbursed for travel, lodging and other reasonable out-of-pocket expenses incurred in attending meetings of our board of directors and for meetings of any committees of our board of directors on which they serve. Our directors do not receive cash compensation for attending board or committee meetings. In January 2004, each of Dr. Healy and Messrs. Janney, Simon and Goodwin, each a non-employee director, received an option to purchase 30,000 shares of our common stock at an exercise price of $0.33 per share, which vests in equal quarterly installments over three years of service, and an option to purchase 10,000 shares of our common stock at an exercise price of $0.33 per share, which vests in equal quarterly installments over one year of service. In February 2004, each of Dr. Healy and Messrs. Janney, Simon and Goodwin received an option to purchase 25,000 shares of our common stock at an exercise price of $1.32 per share that vests in quarterly installments over three years of service.

Following this offering, pursuant to our 2004 Equity Incentive Plan, these non-employee directors who joined our board of directors before the effective date of this offering are also eligible to receive annual option grants, which would be granted on the first trading day of each year, starting in 2005. In 2005, Dr. Healy and Messrs. Janney, Simon and Goodwin are each eligible to receive an option to purchase 10,000 shares of our common stock; in 2006, Messrs. Simon and Goodwin are each eligible to receive an option to purchase 10,000 shares of our common stock and Dr. Healy and Mr. Janney are each eligible to receive an option to purchase 15,000 shares of our common stock; in 2007 and thereafter, Dr. Healy and Messrs. Janney, Simon and Goodwin are each eligible to receive an option to purchase 15,000 shares of our common stock. Non-employee directors who join our board of directors on or after the closing of this offering are also eligible to participate in our 2004 Equity Incentive Plan, under which each such non-employee director will receive (a) an option to purchase 30,000 shares of our common stock when he or she joins our board of directors and (b) starting in the year after he or she joins the board for the first three years of service on the board, an option to purchase 10,000 shares of our common stock on the date of each of the three regular annual meetings of our stockholders, and, starting in his or her fifth year of service, an option to purchase 15,000 shares of our common stock on the date of each of the subsequent annual stockholders meetings. Each option grant vests in equal quarterly installments, with the initial grant vesting over three years of service and each of the annual grants vesting over one year of service. Options granted to non-employee directors under the 2004 Equity Incentive Plan will become fully vested upon a change in control of CoTherix or upon the director’s death, total and permanent disability or retirement at or after age 65. For further information, see “Management—Equity Benefit Plans.”

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors consists of Dr. Healy and Messrs. Goodwin and Simon. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as our chief executive officer in 2003 and the one other highest paid executive officer whose salary and bonus exceeded $100,000 for services rendered in all capacities to us during 2003. We refer to those individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Salary	Bonus	Long-Term Compensation Awards Securities Underlying Options
W. Scott Harkonen, M.D.(1) Chairman of the Board and Chief Executive Officer	$118,750	$25,000	1,470,099
Donald J. Santel(2) President, Chief Operating Officer, Secretary and former Chief Executive Officer	215,699	150,000	301,287
Benson M. Fong(3) Vice President of Finance and Corporate Development	177,286	150,000	295,859

(1)	Dr. Harkonen commenced part-time employment with us in July 2003 and became our Chief Executive Officer in October 2003.
(2)	Mr. Santel resigned as our Chief Executive Officer in October 2003 and continued as our President and became our Chief Operating Officer on the same date.
(3)	Mr. Fong became our Vice President Corporate Development in October 2003 and relinquished the position of Chief Financial Officer and became our Vice President of Finance in February 2004.

Stock Option Grants in 2003

The following table provides information concerning stock option grants to each of our named executive officers during 2003. No stock appreciation rights have been granted to these individuals.

The shares subject to each option listed in the table vest as follows: (a) Dr. Harkonen’s option vests as to 25% of the shares upon the completion of 12 months of service from his first date of employment as our Chief Executive Officer and as to  1/48th of the shares subject to the grant upon the completion of each of the next 36 months of service; (b) Mr. Santel’s option and Mr. Fong’s option vest as to  1/48th of the shares upon completion of each of the next 48 months of service from October 8, 2003. Each option has a ten-year term, subject to earlier termination if the optionee’s service with us ceases. In addition, options may vest and become exercisable on an accelerated basis as described below in the “Management—Employment Agreements” and “Management—Severance and Change of Control Arrangements” sections.

Percentages shown under “Percent of Total Options Granted to Employees in 2003” are based on options for an aggregate of 2,165,252 shares granted to our employees during 2003.

The exercise price of each option granted was equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. Because there was no public market for our stock prior to this offering, our board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, previous valuations, status of product development, our financial condition and prospects for future growth. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed according to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by:

•	Multiplying the number of shares of stock subject to a given stock option by the assumed initial public offering price per share of $ ;

•	Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•	Subtracting from that result the aggregate option exercise price.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms
	Number of Securities Underlying Options Granted	Percent of Total Options Granted To Employees In 2003	Exercise Price Per Share	Expiration Date

Name					5%	10%
W. Scott Harkonen, M.D.	1,470,099	67.9%	$0.33	11/03/13	$	$
Donald J. Santel	301,287	13.9	0.33	11/03/13
Benson M. Fong	295,859	13.7	0.33	11/03/13

2003 Stock Option Values

The following table provides information concerning unexercised stock options held as of December 31, 2003, by each of our named executive officers. No options or stock appreciation rights were exercised by our named executive officers in 2003, and no stock appreciation rights were outstanding at the end of that year.

Amounts presented under the caption “Value of Unexercised In-the-Money Options at December 31, 2003” are based on an assumed initial public offering price of $         per share minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction. Dr. Harkonen’s option for 28,333 shares and all of Mr. Santel and Mr. Fong’s options are immediately exercisable in full. Dr. Harkonen’s option for 1,470,099 shares becomes exercisable as follows: 303,030 of the shares are immediately exercisable; an additional 303,030 of the shares becomes exercisable on each January 1 of 2004, 2005 and 2006; and the remaining 257,979 of the shares becomes exercisable January 1, 2007. Any shares purchased under unvested options will be subject to repurchase by CoTherix, at the original exercise price paid per share, upon the optionee’s cessation of service with us, prior to the vesting in such shares.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003
Name	Vested	Unvested	Vested	Unvested
W. Scott Harkonen, M.D.	17,708	1,480,724	$	$
Donald J. Santel	227,829	323,457
Benson M. Fong	60,104	307,421

Employment Agreements

We entered into an executive employment agreement dated October 8, 2003 with Dr. Harkonen, our Chief Executive Officer. The agreement provides for an annual base salary of $350,000 and a signing bonus of $25,000. Dr. Harkonen is eligible to receive an annual bonus of up to 50% of his annual base salary upon achievement of certain performance goals mutually agreed upon by Dr. Harkonen and our board of directors.

The agreement provides that if Dr. Harkonen’s service is terminated for any reason other than cause or disability, he will continue to receive his base salary for 12 months after his termination date and we will pay COBRA premiums for him and his dependents until the earlier of the date when they are no longer eligible for COBRA coverage and the date that is 12 months after his termination date. If he and his dependents do not elect COBRA coverage, we will pay for their health insurance coverage up to the amount we would have paid for his and his dependents’ COBRA coverage. In addition, if such termination occurs before the first anniversary of his employment as Chief Executive Officer, he will become vested in 50% of the shares of common stock subject to his option to purchase 1,470,099 shares granted in November 2003. If such termination occurs on or after his first anniversary of employment he shall vest in such number of additional shares as he would have vested had he provided 12 months of additional service. Until we offer disability insurance benefits to our senior officers, if we terminate Dr. Harkonen due to a disability, he will continue to receive his base salary for six months after his termination date, net of any disability benefits.

We entered into an executive employment agreement dated October 8, 2003 with Mr. Santel, our President, Chief Operating Officer and Secretary. The agreement provides for an annual base salary of $235,000. Mr. Santel is eligible to receive an annual bonus of up to 50% of his annual base salary upon achievement of certain performance goals mutually agreed upon by Mr. Santel and our board of directors.

The agreement provides that if Mr. Santel’s service is terminated for any reason other than cause or disability, he will continue to receive his base salary for six months after his termination date and we will pay COBRA premiums for him and his dependents until the earlier of the date when they are no longer eligible for COBRA coverage and the date that is six months after his termination date. If they do not elect COBRA coverage, we will pay for health insurance coverage for him and his dependents up to the amount we would have paid for their COBRA coverage. In addition, he shall vest in such number of additional shares as he would have vested had he provided six months of additional service. Until we offer disability insurance benefits to our senior officers, if we terminate Mr. Santel due to a disability, he will continue to receive his base salary for six months after his termination date, net of any disability benefits.

Severance and Change of Control Arrangements

See “Management—Employment Agreements” above for a description of the severance arrangements for Dr. Harkonen and Mr. Santel.

For Dr. Harkonen’s option covering 1,470,099 shares granted in November 2003, if we are subject to a change in control and Dr. Harkonen is involuntarily terminated (a) upon the change in control, (b) within 60 days before the change in control if a person authorized by our board of directors is in discussion with a potential acquiror, or (c) within 12 months after the change in control, then he will become vested in 100% of his then unvested option shares. An involuntary termination includes a termination without cause or a resignation following a material reduction in his responsibilities, a reduction in his base salary of more than 10%, or relocation of Dr. Harkonen’s principal workplace by more than 50 miles.

For Mr. Santel’s option covering 301,287 shares granted in November 2003, if we are subject to a change in control and Mr. Santel is involuntarily terminated (a) upon the change in control, (b) within 60 days before the change in control if a person authorized by our board of directors is in discussion with a potential acquiror or (c) within 12 months after the change in control, then he will become vested in 50% of his then unvested option shares. An involuntary termination includes a termination without cause or a resignation following a material reduction in his responsibilities, a reduction in his base salary of more than 10% or relocation of Mr. Santel’s principal workplace by more than 50 miles. Mr. Santel will receive the vesting acceleration described in this paragraph or in the “Management—Employment Agreements” section, whichever results in a greater number of vested shares, but not both.

For Mr. Santel’s options covering 249,999 shares granted in July 2001, if he is terminated without cause or constructively terminated within 12 months after an acquisition, then he will become vested in an additional number of shares, as if he provided an additional 12 months of service.

For all of Mr. Fong’s options, if he is involuntarily terminated within 12 months after the change in control, then he will become vested in an additional number of shares, as if he provided an additional 12 months of service. An involuntary termination includes a termination without cause or a resignation following a material reduction in his responsibilities, a reduction in his base salary of more than 10% or relocation of Mr. Fong’s principal workplace by more than 30 miles.

The compensation committee of our board of directors, as plan administrator of the 2004 Equity Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by our named executive officers and any other person in connection with certain changes in control of CoTherix.

Equity Benefit Plans

2000 Stock Plan

Our 2000 Stock Plan was adopted by our board of directors in February 2000 and was approved by our stockholders. No further option grants will be made under our 2000 Stock Plan after the closing of this offering. The options outstanding after the closing of this offering under the 2000 Stock Plan will continue to be governed by their existing terms.

Share Reserve.    We have reserved 5,218,811 shares for issuance under the 2000 Stock Plan. After the closing of this offering, if any options or shares awarded under the 2000 Stock Plan are forfeited or repurchased, those shares will become available for grant or award under the 2004 Equity Incentive Plan.

Administration.    Our board of directors administers the 2000 Stock Plan and has complete discretion to make all decisions relating to our 2000 Stock Plan. Our board of directors may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, non-employee members of our board of directors and consultants are eligible to participate in our 2000 Stock Plan.

Types of Awards.    Our 2000 Stock Plan provides for incentive and nonstatutory stock options to purchase shares of our common stock and awards of restricted shares of our common stock. The exercise price for incentive stock options and nonstatutory stock options granted under the 2000 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us, or a loan from a broker designated by us, secured by the option shares. In most cases, our options vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us. Restricted shares may be awarded under the 2000 Stock Plan in return for cash, a full-recourse promissory note, services already provided to us, and, in the case of treasury shares only, services to be provided to us in the future. Restricted shares vest at the times determined by our board of directors.

Change in Control.    If we are merged or consolidated with another company, and such merger or consolidation results in a change in control of CoTherix, an option under the 2000 Stock Plan will be subject to the terms of the merger agreement, which may provide that the option continues, is assumed or substituted, fully vests or is settled for the full value of such option in cash, followed by the cancellation of such option.

Amendments or Termination.    Our board of directors may amend or terminate the 2000 Stock Plan at any time. If our board amends the plan, it does not need to seek stockholder approval of the amendment unless the number of shares reserved under the plan increases or the class of persons eligible for the grant of incentive stock options materially changes. The 2000 Stock Plan will automatically terminate 10 years after the later of its adoption by our board of directors or the most recent share increase approved by our stockholders.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan was adopted by our board of directors in February 2004 and is expected to be approved by our stockholders in March 2004. The 2004 Equity Incentive Plan will become effective upon the effectiveness of the registration statement related to this offering.

Share Reserve.    We have reserved 1,755,000 shares of our common stock for issuance under the 2004 Equity Incentive Plan. In addition, those shares remaining available for issuance under the 2000 Stock Plan will become part of the reserve under the 2004 Equity Incentive Plan in connection with this offering. In general, if options or shares awarded under the 2000 Stock Plan or the 2004 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for grant or award under the 2004 Equity Incentive Plan. In addition, on January 1 of each year, starting in 2005, the number of shares reserved under the 2004 Equity Incentive Plan will automatically increase by the lesser of (a) 877,500 shares and (b) 2.5% of the total number of shares of our common stock then outstanding.

Administration.    The compensation committee of our board of directors administers the 2004 Equity Incentive Plan. The compensation committee has the complete discretion to make all decisions relating to our 2004 Equity Incentive Plan. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, non-employee members of our board of directors and consultants are eligible to participate in our 2004 Equity Incentive Plan:

Types of Awards.    Our 2004 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	stock appreciation rights;

•	restricted shares of our common stock; and

•	stock units.

Options and Stock Appreciation Rights.    The exercise price for incentive stock options and nonstatutory stock options granted under the 2004 Equity Incentive Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. A stock option agreement may provide that a new option will be granted automatically to an optionee when he or she exercises a prior option and pays the exercise price with shares of our common stock already owned by such optionee. Optionees may pay the exercise price by using cash, shares of common stock that the optionee already owns, a full-recourse promissory note, an immediate sale of the option shares through a broker designated by us, or a loan from a broker designated by us, secured by the option shares.

Tax Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or of any of our affiliates unless the following conditions are satisfied: (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (b) the term of the incentive stock option does not exceed five years from the date of grant.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2004 Equity Incentive Plan shall be determined by our compensation committee. The settlement value of the stock appreciation right may be paid in cash or shares of common stock or a combination of both. Options and stock appreciation rights vest at the times determined by our compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted and generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2004 Equity Incentive Plan covering more than 1,000,000 shares in one fiscal year, except that a newly hired employee may receive options or stock appreciation rights covering up to 1,500,000 shares in the first year of employment.

Restricted Shares and Stock Units.    Restricted shares may be awarded under the 2004 Equity Incentive Plan. Restricted shares vest at the times determined by our compensation committee. No cash consideration shall be required of the award recipients. Stock units may be awarded under the 2004 Equity Incentive Plan. Stock units may be granted in consideration of a reduction in the recipient’s other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by our compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both. No participant may receive restricted shares or stock units with performance-based vesting under the 2004 Equity Incentive Plan covering more than 1,000,000 shares in one fiscal year, except that a newly hired employee may receive such restricted shares or stock units covering up to 1,500,000 shares in the first year of employment. In addition, no participant may receive stock units of more than $1,000,000 in value in a single year.

Adjustments.    If there is a subdivision of our outstanding shares of common stock, a dividend declared in stock or a combination or consolidation of our outstanding shares of common stock into a lesser number of shares, corresponding adjustments will be automatically made in each of the following: (a) the number of shares of common stock available for future awards under the 2004 Equity Incentive Plan; (b) any limitation on the maximum number of shares of common stock that may be subject to awards in a fiscal year; (c) the number of shares of common stock covered by each outstanding option or stock appreciation right, as well as the exercise price under each such award; (d) the number of shares of common stock covered by the options to be granted under the automatic option grant program; or (e) the number of stock units included in any prior award that has not yet been settled.

Change In Control.    If we are merged or consolidated with another company, and such merger or consolidation results in a change in control of CoTherix, an option or award under the 2004 Equity Incentive Plan will be subject to the terms of the merger agreement, which may provide that the option or award continues, is assumed or substituted, fully vests or is cancelled in exchange for a cash payment equal to the spread between the exercise price and the value of our common stock on the closing date of such merger or consolidation.

Automatic Option Grant Program.    In February 2004, our board of directors approved a program of automatic option grants for non-employee directors under the 2004 Equity Incentive Plan on the terms specified below:

•	Each non-employee director who first joins our board of directors on or after the effective date of this offering (“new director”) will receive an initial option for 30,000 shares of our common stock. The initial grant of this option will occur when the director takes office.

•	Starting in the year after a new director joins our board of directors, each such director will receive an option to purchase 10,000 shares of our common stock on the date of our next three annual stockholders meetings. Starting in their fifth year of service, a director will receive an option to purchase 15,000 shares of our common stock on the date of each subsequent annual stockholders meeting.

•	Each non-employee director who first joined our board of directors before the closing of this offering will receive an option to purchase 10,000 shares of our common stock on the first trading day of 2005; each director who has been on our board for one year or more as of the closing of this offering will receive an option to purchase 15,000 shares of our common stock on the first trading day of each year, starting in 2006; and each director who has been on our board for less than one year as of the closing of this offering will receive an option to purchase 10,000 shares of our common stock on the first trading day of 2006 and an option to purchase 15,000 shares of our common stock on the first trading day of each year, starting in 2007.

•	Provided that the director continues in service with us, each initial option grant vests in twelve equal quarterly installments following the vesting commencement date, and each annual option grant vests in four equal quarterly installments following the vesting commencement date.

•	Options granted to non-employee directors under the 2004 Equity Incentive Plan will become fully vested upon a change in control of CoTherix or upon the director’s death, total and permanent disability or retirement at or after age 65.

•	The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee director’s options have a 10-year term and expire 12 months after the director leaves our board of directors for any reason.

Amendments or Termination.    Our board of directors may amend or terminate the 2004 Equity Incentive Plan at any time. If our board amends the plan, it does not need to seek stockholder approval of the amendment unless applicable law requires it. The 2004 Equity Incentive Plan will terminate on the tenth anniversary of its adoption date, unless our board decides to terminate the plan earlier.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan was adopted by our board of directors in February 2004 and is expected to be approved by our stockholders in March 2004. Our Employee Stock Purchase Plan will become effective upon the effectiveness of the registration statement related to this offering. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. As of the closing of this offering, no shares of our common stock have been purchased under our Employee Stock Purchase Plan.

Share Reserve.    We have reserved 484,080 shares of our common stock for issuance under our Employee Stock Purchase Plan. In addition, on January 1 of each year, starting with the year 2005, the number of shares in the reserve under our Employee Stock Purchase Plan will automatically increase by the lesser of (i) 0.75% of the total number of shares of our common stock then outstanding, or (ii) 263,250 shares.

Administration.    The compensation committee of our board of directors will administer the Employee Stock Purchase Plan.

Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period.

Offering Periods.    Each offering period lasts a maximum of 12 months, and a new offering period begins every six months, as determined by our board of directors. Overlapping offering periods generally start on August 10 and February 10 of each year. However, the first offering period will start on the effective date of the registration statement related to this offering and end no more than 12 months later.

Amount of Contributions.    Our Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions. An employee’s payroll deductions may not exceed 15% of the employee’s annual cash compensation. Purchases of our common stock will generally occur on August 9 and February 9 of each year. Each participant may purchase up to the maximum number of shares determined by our board of directors on any purchase date, currently not to exceed 1,290 shares. The value of the shares purchased in any calendar year may not exceed $25,000.

Purchase Price.    The price of each share of common stock purchased under our Employee Stock Purchase Plan will not be less than 85% of the lower of:

•	the fair market value per share of our common stock on the date immediately before the first day of the applicable offering period, or

•	the fair market value per share of our common stock on the purchase date.

Adjustments.    The total number of shares of our common stock offered under our Employee Stock Purchase Plan, the 1,290-share limitation on each purchase date and the price of shares of our common stock that any participant has elected to purchase will be adjusted proportionately for any increase or decrease in the number of outstanding shares of our common stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, any other increase or decrease in such shares effected without receipt or payment of consideration by us, the distribution of the shares of a subsidiary to our stockholders or a similar event.

Other Provisions.    Employees may end their participation in our Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with us. If a change in control of CoTherix occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate our Employee Stock Purchase Plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under our Employee Stock Purchase Plan, except for the automatic increases described above, it must seek the approval of our stockholders.

401(k) Retirement and Deferred Savings Plan

We maintain a retirement and deferred savings plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. This plan allows each participant to contribute up to 20% of his or her pre-tax compensation, up to a statutory limit, which is $13,000 in calendar year 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions. The plan also permits us to make discretionary contributions and matching contributions. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification of Officers and Directors

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws, both of which will become effective upon the closing of this offering, that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of CoTherix. In addition, the new amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We maintain liability insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

In addition, we have entered into separate indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officer, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since our inception, the following executive officers, directors and holders of more than 5% of our voting securities have purchased securities in the amounts as of the dates set forth below.

Capital Stock Issuances

	Common Stock		Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock
Directors and Executive Officers
W. Scott Harkonen, M.D.	—		—	3,703	—
Bradford S. Goodwin	65,000		—	—	—
James I. Healy, M.D., Ph.D.	65,000		—	—	—
Nicholas J. Simon, III	5,000		—	—	—

Entities Affiliated with Directors(1)
Alta California Partners III, L.P.(2)	234,805		—	1,111,110	3,876,440
MPM Bioventures III-QP, L.P.(3)	—		—	—	5,314,006
Sofinnova Venture Partners V, L.P.(4)	234,618		—	1,111,111	1,771,336

Other 5% Securityholders(1)
Frazier Healthcare IV, L.P.(5)	—		—	—	1,594,201
Sofinnova Capital IV FCPR	—		—	—	2,105,106
The Spray Venture Fund, L.P.(6)	179,360		866,664	370,370	88,024

Price Per Share	$0.003-$1.32	(7)	$1.50	$2.70	$3.45	(8)
Date(s) of Purchase	02/00-02/04		03/00 and 11/00	04/01 and 06/01	10/03 and 02/04

(1)	Unless otherwise noted, shares held by affiliated persons and entities have been combined for the purposes of this chart.
(2)	Includes shares of our common stock, Series A, Series B and Series C redeemable convertible preferred stock held by Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC and shares of our Series C redeemable convertible preferred stock held by Alta Bio Pharma Partners III, L.P., Alta Bio Pharma Partners GmbH & Co. Beteiligungs KG and Alta Embarcadero Bio Pharma Partners III, LLC. Reflects the conversion of convertible promissory notes issued to Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC in June and August 2003 in the aggregate principal amount of $576,163. The principal and interest of these convertible promissory notes were converted into shares of our Series C redeemable convertible preferred stock in October 2003 at an aggregate rate of $2.17 per share. Also reflects the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock issued to Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC into 234,805 shares of our common stock in October 2003. Daniel Janney, one of our directors, is a managing director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC.
(3)	Includes shares held by MPM Bioventures III-QP, L.P. and MPM Bioventures III, L.P., MPM Bioventures III Parallel Fund, L.P., MPM Bioventures III GmbH & Co. Beteiligungs KG and MPM Asset Management Investors 2003 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co. Beteiligungs KG, MPM BioVentures III, L.P., and MPM BioVentures III Parallel Fund, L.P. Nicholas J. Simon, III, one of our directors, is a general partner at MPM Asset Management LLC and holds voting and dispositive power for the shares held of record by MPM BioVentures III LLC.
(4)	Includes shares held by Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. Reflects the conversion of convertible promissory notes issued to Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. in June and August 2003 in the aggregate principal amount of $575,838. The principal and interest of these convertible promissory notes were converted into shares of our Series C redeemable convertible preferred stock in October 2003 at an aggregate rate of $2.17 per share. Also, reflects the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock issued to Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P. into 234,618 shares of our common stock in October 2003. James I. Healy, M.D., Ph.D., one of our directors, is a managing director of Sofinnova Management V, LLC, the general partner of Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P. and Sofinnova Venture Principals V, L.P.
(5)	Includes shares held by Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P.
(6)	Includes shares held by The Spray Venture Fund, L.P. and Walnut Street Partners LLC. Reflects the conversion of convertible promissory notes issued to The Spray Venture Fund, L.P. and Walnut Street Partners LLC in June 2003 in the aggregate principal amount of $222,642. The principal and interest of these convertible promissory notes were converted into shares of our Series C redeemable convertible preferred stock in October 2003 at an aggregate rate of $3.45 per share. Also, reflects the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock issued to The Spray Venture Fund, L.P. and Walnut Street Partners LLC into 19,360 shares of our common stock in October 2003.
(7)	The consideration for the common stock issued in October 2003 to Alta California Partners III, L.P., Sofinnova Venture Partners V, L.P., The Spray Venture Fund, L.P. and certain of our other stockholders and as described in footnotes 2, 4 and 6 above was the conversion and cancellation of warrants to purchase shares of our redeemable convertible preferred stock then held by such stockholders.
(8)	$3.45 is the stated purchase price of our shares of Series C redeemable convertible preferred stock. The price per share indicated for the sales of shares of our Series C redeemable convertible preferred stock does not reflect the rate at which the convertible promissory notes that were issued in June and August 2003 converted into shares of our Series C redeemable convertible preferred stock.

We have entered into the following agreements with our executive officers, directors and holders of 5% or more of our voting securities:

Investor Rights Agreement

We have entered into an investor rights agreement with our preferred stockholders and certain common stockholders, including the individuals and entities described above. Pursuant to the investor rights agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions at any time beginning 180 days after the date of the closing of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 when this form becomes available to us. These rights shall terminate altogether five years after the effective date of this offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell within a three-month period all of its shares pursuant to Rule 144 under the Securities Act. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Upon the completion of this offering, all outstanding shares of our outstanding preferred stock will be automatically converted into common stock.

Executive Officer and Director Options

See “Management—Stock Option Values” for a discussion of options to purchase shares of our common stock granted to our named executive officers.

See “Management—Director Compensation” for a discussion of options to purchase shares of our common stock granted to our non-employee directors.

Prior to becoming our Chief Executive Officer, Dr. Harkonen received an option for 28,333 shares of our common stock at an exercise price per share of $0.27 for his service as a non-employee member of our board of directors. This option becomes vested as to  1/48th of the shares upon his completion of each month of service from June 1, 2001. Pursuant to his executive employment agreement with us, the vesting of Dr. Harkonen’s options ceased as of October 8, 2003 and he became vested in a total of 16,528 shares. In February 2004, our board of directors approved the continued vesting in this option according to its original vesting schedule and vesting commencement date, and Dr. Harkonen therefore continues to vest in this option.

In January 2004, Thomas L. Feldman, our Chief Commercial Officer, received an option to purchase 367,526 shares of our common stock at an exercise price of $0.33 per share. Mr. Feldman’s option vests as to 25% of the shares upon his completion of 12 months of service following December 16, 2003 and the balance of the shares will vest in equal monthly installments over the next 36 months of his continuous service.

In January 2004, James E. Pennington, M.D., our Chief Medical Officer, received an option to purchase 367,526 shares of our common stock at an exercise price of $0.66 per share. Dr. Pennington’s option vests as to 25% of the shares upon his completion of 12 months of service following February 2, 2004 and the balance of the shares will vest in equal monthly installments over the next 36 months of his continuous service.

Employment and Consulting Agreements

We have entered into employment agreements with W. Scott Harkonen, M.D. and Donald Santel. For more information regarding these agreements, see “Management—Employment Agreements.”

In February 2000, we entered into a consulting agreement with Gerard Turino, M.D., then one of our directors. Since February 2000, we paid Dr. Turino $6,250 per month for consulting work related to the development of CTX-100. Dr. Turino resigned as a director in October 2003. In February 2004, we entered into a new agreement with Dr. Turino on substantially the same terms as the February 2000 agreement.

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. See “Management—Limitations on Director’s Liability and Indemnification Agreements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of February 20, 2004 and as adjusted to reflect the sale of the shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock by:

•	each person known by us to be the beneficial owner of more than 5% of any class of our voting securities;

•	our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each, director, executive officer or 5% or more stockholder, as the case may be. Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person’s spouse.

This table lists applicable percentage ownership based on 22,802,765 shares of common stock outstanding as of February 20, 2004, including shares of preferred stock, on an as-converted basis, and also lists applicable percentage ownership based on              shares of common stock outstanding after the closing of this offering. Options to purchase shares of our common stock that are exercisable within 60 days of February 20, 2004, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other persons’ ownership percentage.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o CoTherix, Inc, 1301 Shoreway Road, Suite 320, Belmont, California 94002.

		Shares Issuable Pursuant to Options Exercisable within 60 days of February 20, 2004	Percentage of Shares Beneficially Owned
	Shares of Common Stock Beneficially Owned(1)

Name and Address of Beneficial Owner			Before Offering	After Offering
5% Stockholders
MPM Bioventures III – QP, L.P.(2) 601 Gateway Boulevard, Suite 350 South San Francisco, CA 94080	5,678,545	—	24.90%	%
Alta California Partners III, L.P.(3) One Embarcadero Center, Suite 4050 San Francisco, CA 94111	5,557,832	—	24.37
Sofinnova Venture Partners V, L.P.(4) 140 Geary Street, 10th Floor San Francisco, CA 94108	3,308,132	—	14.51
Sofinnova Capital IV FCPR(5) 17 rue de Surene 75008 Paris France	2,249,516	—	9.87
Frazier Healthcare IV, L.P.(6) 601 Union Street, Suite 3200 Seattle, WA 98101	1,703,562	—	7.47
The Spray Venture Fund, L.P.(7) One Walnut Street Boston, MA 02108	1,566,747	—	6.87

Executive Officers and Directors
W. Scott Harkonen, M.D.(8)	638,327	634,393	2.72%	%
Donald J. Santel	551,286	551,286	2.36
Benson M. Fong	367,525	367,525	1.59
Bradford S. Goodwin(9)	65,000	—	*
James I. Healy, M.D., Ph.D.(4)(10)	3,373,132	—	14.79
Daniel S. Janney(3)	5,622,832	65,000	24.59
Nicholas J. Simon, III(2)(11)	5,748,545	65,000	25.14
All executive officers and directors as a group (9 persons)	17,101,699	2,418,256	67.81%	%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.
(1)	Includes shares of our common stock issuable pursuant to options exercisable within 60 days of February 20, 2004.
(2)	Includes 317,827 shares held of record by MPM Bioventures III, L.P., 142,758 shares held of record by MPM Bioventures III Parallel Fund, L.P., 399,486 shares held of record by MPM Bioventures III GmbH & Co. Beteiligungs KG and 91,521 shares held of record by MPM Asset Management Investors 2003 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures GmbH & Co. Beteiligungs KG, MPM BioVentures III, L.P., and MPM BioVentures III Parallel Fund, L.P. Mr. Simon, one of our directors, is a general partner at MPM Asset Management LLC and holds voting and dispositive power for the shares held of record by MPM BioVentures III LLC. Mr. Simon disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(3)

Includes 102,812 shares held of record by Alta Embarcadero Partners III, LLC, 2,051,062 shares of record held by Alta BioPharma Partners III, L.P., 184,910 shares held by Alta BioPharma Partners GmbH & Co. Beteiligungs KG and 13,542 shares held by Alta Embarcadero BioPharma Partners III, LLC. Certain principals of Alta Partners II, Inc. are managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), managers of Alta Embarcadero Partners III, LLC, directors of Alta BioPharma Management Partners III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta BioPharma Partners III, LLC.

As managing directors and managers of such funds, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. Mr. Janney, one of our directors, is a managing director of Alta California Management Partners III, LLC, the general partner of Alta California Partners III, L.P. and a manager of Alta Embarcadero Partners III, LLC. Mr. Janney disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(4)	Includes 103,830 shares held of record by Sofinnova Venture Affiliates V, L.P. and 48,390 shares held of record by Sofinnova Venture Principals V, L.P. Sofinnova Management V, LLC is the general partner of Sofinnova Venture Partners V, L.P., Sofinnova Venture Affiliates V, L.P., and Sofinnova Venture Principals V, L.P. Dr. Healy, one of our directors, is a managing director of Sofinnova Management V, LLC. Sofinnova Management V, LLC has a nominal pecuniary interest in Sofinnova Capital IV FCPR. Dr. Healy disclaims beneficial ownership of any of the shares held by the aforementioned parties, except to the extent of his pecuniary interest therein.
(5)	The managing members of Sofinnova Capital IV FCPR have a nominal pecuniary interest in Sofinnova Management V, LLC.
(6)	Includes 8,604 shares held of record by Frazier Affiliates IV, L.P.
(7)	Includes 78,334 shares held of record by Walnut Street Partners, LLC.
(8)	Dr. Harkonen holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Dr. Harkonen disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.
(9)	Mr. Goodwin holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Mr. Goodwin disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.
(10)	Dr. Healy is a shareholder of the general partner of Sofinnova Capital IV FCPR, a beneficial owner of more than 5% of our voting securities. Dr. Healy disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Capital IV FCPR, except to the extent of his pecuniary interest therein. In addition, Dr. Healy holds a limited partnership interest in Alta Embarcadero Partners III, LLC, a beneficial owner of more than 5% of our voting securities. Dr. Healy disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Capital IV FCPR and Alta Embarcadero Partners III, LLC, except to the extent of his pecuniary interest therein.
(11)	Mr. Simon holds a limited partnership interest in Sofinnova Venture Affiliates V, L.P., a beneficial owner of more than 5% of our voting securities. Mr. Simon disclaims beneficial ownership of any shares of our capital stock held by Sofinnova Venture Affiliates V, L.P., except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. The following description of our capital stock is not complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws and by the provisions of applicable Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

As of February 20, 2004, we had 22,802,765 shares of common stock outstanding, held by 25 stockholders of record, assuming the conversion of all outstanding shares of preferred stock into common stock as of such date. In addition, as of February 20, 2004, there were 4,495,634 shares of common stock subject to outstanding options. Upon the closing of this offering, there will be              shares of common stock outstanding, assuming no exercise of the underwriter’s over-allotment option or additional exercise of outstanding options.

The holders of common stock are each entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred Stock

As of February 20, 2004, we had three series of redeemable convertible preferred stock: Series A, Series B and Series C. Each series of redeemable convertible preferred stock has the rights, preferences and privileges described in our current amended and restated certificate of incorporation, which is an exhibit to the registration statement of which this prospectus forms a part. As of February 20, 2004, the number of outstanding shares for each series of our preferred stock was:

•	866,664 shares of Series A redeemable convertible preferred stock;

•	3,333,328 shares of Series B redeemable convertible preferred stock;

•	15,942,049 shares of Series C redeemable convertible preferred stock; and

•	upon the closing of the offering, all outstanding shares of our Series A, Series B and Series C redeemable convertible preferred stock will be converted into 21,477,423 shares of our common stock.

After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of CoTherix and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of CoTherix to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. Our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholders’ notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders which could delay or deter takeover attempts or changes in management. In addition, our bylaws provide that special meetings of the stockholders can only be called by our Chairman of the Board, our Chief Executive Officer, or our board of directors. Our certificate of incorporation that will be in effect following the offering will divide our board of directors into three classes, each with staggered three-year terms. As a result, only one class of directors, consisting of two directors per class, will be elected at each annual meeting of stockholders. Each of the two other classes of directors will continue to serve for the remainder of its respective three-year term. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Shares

Based on shares outstanding on February 20, 2004, upon the closing of this offering, we will have outstanding an aggregate of              shares of common stock, after giving effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 21,477,423 shares of our common stock and, assuming no exercise of the underwriters’ over-allotment option and no exercise of options outstanding prior to the closing of this offering. Of these shares, the              shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares.

The remaining 22,802,765 shares of our common stock held by existing stockholders are restricted shares or are restricted by the contractual provisions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. Of these restricted shares, 2,676,486 shares will be available for resale in the public market in reliance on Rule 144(k), 2,559,820 of which shares are restricted by the terms of the lock-up agreements described below. The remaining 22,686,099 shares become eligible for resale in the public market at various dates thereafter, all of which shares are restricted by the terms of the lock-up agreements. The table below sets forth the approximate number of shares eligible for future sale:

Days after Effective Date of this Prospectus	Approximate Additional Number of Shares Becoming Eligible for Future Sale	Comment
On effectiveness		Freely tradable shares sold in offering; shares eligible for sale under Rule 144(k) that are not locked up
At various times after 180 days	22,686,099	Lock-up released; shares eligible for sale under Rule 144, 144(k) and 701

Additionally, of the 4,495,634 shares of our common stock issuable upon exercise of options outstanding as of February 20, 2004, approximately                  shares will be vested and eligible for sale 180 days after the closing of this offering.

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell some of its shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after the closing of this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about our company. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold immediately upon the closing of this offering.

Options

Rule 701 provides that the shares of our common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period. As of February 20, 2004, our board of directors had an aggregate of 511,709 shares of common stock available for issuance under our existing equity plans. As of February 20, 2004, options to purchase a total of 4,495,634 shares of our common stock were outstanding, of which approximately 563,616 were vested and exercisable. All of the shares issuable upon exercise of these outstanding options are restricted by the terms of the lock-up agreements with us or the underwriters.

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our equity plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.

Lock-up Agreements

Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we and our executive officers, directors, stockholders and substantially all of our optionholders have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co. for a period of 180 days from the date of this prospectus. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of our common stock without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co., in their sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements.

Furthermore, stockholders who purchased shares of our common stock upon exercise of stock options and shares of our redeemable convertible preferred stock have entered into contractual agreements with us providing that they will not sell any of their shares for a period of 180 days after the closing of this offering.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and Piper Jaffray & Co. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
Piper Jaffray & Co.
Needham & Company, Inc.
Thomas Weisel Partners LLC

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about             , 2004 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $         per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $         per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of              additional shares from us to cover overallotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $             and the total proceeds to us will be $            . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Underwriting discounts and commissions paid by us	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $            . We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933. We, our officers and directors and substantially all other stockholders have agreed to a 180-day “lock up” with respect to              shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co.

There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

•	our prospects for future business and earning potential;

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies; and

•	our historical results of operations;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

In October 2003 and February 2004, Thomas Weisel Healthcare Venture Partners, L.P., an affiliate of Thomas Weisel Partners LLC, purchased an aggregate of 885,679 shares of our Series C redeemable convertible preferred stock at a price of $3.45 per share.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock to be issued in this offering will be passed upon for CoTherix by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, participating in the consideration of legal matters related to the common stock offered by us in this offering are the beneficial owners of 27,777 shares of our Series B redeemable convertible preferred stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 and for the period from inception (February 10, 2000) to December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act registering the common stock to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement and the exhibits and schedules filed as a part of the registration statement. For further information concerning our company and the common stock to be sold in this offering, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement filed as an exhibit to the registration statement each statement being qualified by this reference. The registration statement, including the exhibits and schedules filed as a part of the registration statement, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

COTHERIX, INC.

(a development stage company)

INDEX TO FINANCIAL STATEMENTS

Page
Report of Ernst & Young LLP, Independent Auditors	F-2
Balance Sheets as of December 31, 2002 and 2003	F-3
Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the period from inception (February 10, 2000) to December 31, 2003	F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the period from inception (February 10, 2000) to December 31, 2003	F-5
Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the period from inception (February 10, 2000) to December 31, 2003	F-7
Notes to Financial Statements	F-8

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

CoTherix, Inc.

We have audited the accompanying balance sheets of CoTherix, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (February 10, 2000) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CoTherix, Inc. (a development stage company) at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and for the period from inception (February 10, 2000) to December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California

February 27, 2004

COTHERIX, INC.

(a development stage company)

BALANCE SHEETS

	December 31,		Pro Forma Stockholders' Equity at December 31, 2003
	2002	2003
			(unaudited)
	(in thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,657	$20,549
Grant receivable	84	—
Prepaids and other current assets	82	630

Total current assets	1,823	21,179
Restricted cash	53	53
Property and equipment, net	48	111
Other long-term assets	44	—

Total assets	$1,968	$21,343

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$205	$393
Accrued compensation	23	351
Accrued clinical development liabilities	79	—
Other accrued liabilities	86	357

Total current liabilities	393	1,101
Commitments
Redeemable convertible preferred stock, $0.001 par value;
4,569,999 and 20,366,665 shares authorized at December 31, 2002 and 2003, respectively; issuable in series; 4,199,992 and 12,895,664 shares issued and outstanding at December 31, 2002 and 2003, respectively; aggregate liquidation preference of $11,786 and $40,300 at December 31, 2002 and 2003, respectively; no shares outstanding pro forma (unaudited)	10,135	40,291	$—
Stockholders’ equity (deficit):
Common stock, $0.001 par value; 6,333,333 and 27,533,203 shares authorized at December 31, 2002 and 2003, respectively; 636,107 and 1,165,482 shares issued and outstanding at December 31, 2002 and 2003, respectively; 14,061,146 shares outstanding pro forma (unaudited)	1	1	14
Additional paid-in capital	21	11,175	51,453
Deferred stock compensation	—	(9,997)	(9,997)
Deficit accumulated during the development stage	(8,582)	(21,228)	(21,228)

Total stockholders’ equity (deficit)	(8,560)	(20,049)	$20,242

Total liabilities and stockholders’ equity (deficit)	$1,968	$21,343

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

	Years ended December 31,			Period from inception (February 10, 2000) to December 31, 2003
	2001	2002	2003
	(in thousands, except share and per share data)
Grant revenue	$40	$44	$15	$99
Operating expenses:
Research and development	2,316	3,441	2,762	9,206
General and administrative	784	1,359	2,196	4,674
Acquired product rights	—	—	6,000	6,000
Amortization of employee stock-based compensation	—	—	656	656

Total operating expenses	3,100	4,800	11,614	20,536

Loss from operations	(3,060)	(4,756)	(11,599)	(20,437)
Interest and other income	181	74	55	319
Interest and other expense	(4)	(2)	(1,084)	(1,092)

Net loss	(2,883)	(4,684)	(12,628)	(21,210)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(18)	(18)
Deemed dividend upon issuance of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	—	—	(14,332)	(14,332)

Net loss attributable to common stockholders	$(2,883)	$(4,684)	$(26,978)	$(35,560)

Basic and diluted net loss per share attributable to common stockholders	$(4.91)	$(7.68)	$(36.05)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	586,967	609,974	748,364

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(3.93)

Shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			6,865,602

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS' EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
				(in thousands except share and per share data)
Issuance of common stock to founders and investors at $0.003 per share for cash in January and February 2000	—	$—	400,000	$—	$1	$—	$—	$1
Issuance of common stock for services at $0.003 per share in March 2000	—	—	119,999	—	1	—	—	1
Issuance of common stock for license agreement at $0.003 per share in March 2000	—	—	66,666	—	—	—	—	—
Issuance of Series A preferred stock at $1.50 per share for cash, net of issuances costs of $34, in March and November 2000	866,664	1,266	—	—	—	—	—	—
Fair value of stock options issued for services	—	—	—	—	1	—	—	1
Net and comprehensive loss	—	—	—	—	—	—	(1,015)	(1,015)

Balance at December 31, 2000	866,664	1,266	586,665	—	3	—	(1,015)	(1,012)
Issuance of Series B preferred stock at $2.70 per share for cash, net of issuance costs of $131, in April and June 2001	3,333,328	8,869
Issuance of common stock at $0.27 per share for cash upon exercise of options in November 2001	—	—	13,332	—	4	—	—	4
Fair value of stock options issued for services	—	—	—	—	2			2
Net and comprehensive loss	—	—	—	—	—	—	(2,883)	(2,883)

Balance at December 31, 2001	4,199,992	10,135	599,997	—	9	—	(3,898)	(3,889)
Issuance of common stock at $0.27 per share for cash upon exercise of options in January and August 2002	—	—	8,333	—	2	—	—	2
Issuance of common stock for license agreement at $0.27 per share in June 2002	—	—	27,777	1	7	—	—	8
Fair value of stock options issued for services	—	—	—	—	3	—		3
Net and comprehensive loss	—	—		—	—	—	(4,684)	(4,684)

Balance at December 31, 2002	4,199,992	10,135	636,107	1	21		(8,582)	(8,560)
Issuance of preferred stock warrants for cash in June and August 2003	—	2	—	—	—	—	—	—

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS' EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
				(in thousands except share and per share data)
Debt discount related to the issuance of warrants with convertible debt financing in June and August 2003	—	$636	—	$—	$—	$—	$—	$—
Beneficial conversion feature associated with convertible debt financing in June and August 2003	—	410	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock at $3.45 per share for cash, net of issuance costs of $216 in October 2003	8,051,447	27,562	—	—	—	—	—	—
Beneficial conversion feature of Series C redeemable convertible preferred stock and issuance of common stock upon exchange of convertible preferred warrants	—	—	499,432	—	14,332	—	—	14,332
Deemed dividend for Series C redeemable convertible preferred stock	—	—	—	—	(14,332)	—	—	(14,332)
Issuance of preferred stock at $3.45 and $1.15 per share upon conversion of debt and interest in October 2003	644,225	1,528	—	—	—	—	—	—
Accretion to redemption value of redeemable convertible preferred stock	—	18	—	—	—	—	(18)	(18)
Issuance of common stock at $0.15 and $0.27 per share for cash upon exercise of options in September and December 2003	—	—	29,943	—	8	—	—	8
Deferred stock compensation	—	—	—		10,653	(10,653)	—	—
Fair value of stock options issued for services	—	—	—	—	493	—	—	493
Amortization of deferred stock compensation						656	—	656
Net and comprehensive loss	—	—	—	—	—	—	(12,628)	(12,628)

Balance at December 31, 2003	12,895,664	$40,291	1,165,482	$1	$11,175	$(9,997)	$(21,228)	$(20,049)

See accompanying notes

COTHERIX, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Period from inception (February 10, 2000) to December 31, 2003
	2001	2002	2003
	(in thousands)
Cash flows from operating activities:
Net loss	$(2,883)	$(4,684)	$(12,628)	$(21,210)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7	22	27	56
Amortization of deferred stock compensation	—	—	656	656
Fair value of stock options issued for services	2	3	493	500
Issuance of common stock for license agreement	—	8	—	8
Non-cash interest expense	—	—	1,077	1,077
Change in assets and liabilities:
Grant receivable	(40)	(44)	84	—
Prepaids and other current assets	(109)	57	(548)	(630)
Restricted cash	(53)	—	—	(53)
Other long-term assets	(44)	—	44	—
Accounts payable	132	(137)	188	393
Accrued compensation	7	16	328	351
Accrued clinical development liabilities	—	79	(79)	—
Other accrued liabilities	29	52	271	357

Net cash used in operating activities	(2,952)	(4,628)	(10,087)	(18,495)

Cash flows from investing activities:
Purchases of property and equipment	(56)	(17)	(90)	(167)
Proceeds from maturities of short-term investments	—	4,990	—	4,990
Purchase of short-term investments	(4,990)	—	—	(4,990)

Net cash provided by (used in) investing activities	(5,046)	4,973	(90)	(167)

Cash flows from financing activities:
Proceeds from issuance of common stock	4	2	8	15
Proceeds from issuance of redeemable convertible preferred stock warrants	—	—	2	2
Proceeds from issuance of convertible debt	—	—	1,497	1,497
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	8,869	—	27,562	— 37,697

Net cash provided by financing activities	8,873	2	29,069	39,211

Net increase in cash and cash equivalents	875	347	18,892	20,549
Cash and cash equivalents at beginning of period	435	1,310	1,657	—

Cash and cash equivalents at end of period	$1,310	$1,657	$20,549	$20,549

Supplemental schedule of noncash financing activities:
Issuance of redeemable convertible preferred stock upon conversion of debt and accrued interest	$—	$—	$1,528	$1,528
Debt discount related to the issuance of warrants with convertible debt financing	—	—	636	636
Beneficial conversion feature associated with convertible debt financing	—	—	410	410
Accretion to redemption value of redeemable convertible preferred stock	—	—	18	18
Deferred stock compensation	—	—	10,653	10,653
Deemed dividend to redeemable convertible preferred stockholders	—	—	(14,332)	(14,332)

See accompanying notes

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1.    The Company and Basis of Presentation

CoTherix, Inc. (a development stage company) (the “Company”) was incorporated in the state of Delaware on February 10, 2000. In October 2003, the Company changed its name from Exhale Therapeutics, Inc. to CoTherix, Inc. The Company is a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and infectious diseases.

The Company’s primary activities since incorporation have been establishing its offices, recruiting personnel, licensing product candidates, conducting research and development, conducting preclinical and clinical testing, performing business and financial planning, and raising capital. Accordingly, the Company is considered to be in the development stage.

The Company has sustained operating losses since inception and expects such losses to continue over the next several years. Management plans to continue to finance the operations with a combination of equity issuances and debt arrangements. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research or development programs, or cease operations.

2.    Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, management evaluates their estimates and judgments. Management bases estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Unaudited Pro Forma Stockholders’ Equity

The Company anticipates filing a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A, Series B and Series C redeemable convertible preferred stock outstanding at the time of the offering will be automatically converted into 12,895,664 shares of common stock. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of all redeemable convertible preferred stock outstanding as of December 31, 2003 as though converted on the date of issuance, is set forth in the accompanying balance sheets.

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits and money market accounts. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

Cash and cash equivalents consist of financial instruments that potentially subject the Company to concentrations of credit risk to the extent of the amount recorded on the balance sheet. The Company’s cash and

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

cash equivalents are diversified money market accounts and are invested with one federally insured financial institution. The Company is exposed to credit risk in the event of default by the financial institution holding the cash and cash equivalents to the extent of the amount recorded on the balance sheets.

Fair Value of Financial Instruments

The Company’s financial instruments including cash and cash equivalents, accounts payable, and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.

Restricted Cash

As of December 31, 2001, 2002 and 2003, the Company classified $53 of cash used as collateral for corporate credit cards as restricted cash.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss, if recognized, would be based on the excess of the carrying value of the impaired asset over its respective fair value. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2003, there has been no such impairment.

Revenue Recognition

The Company recognized revenue amounting to $40, $44 and $15 from a government grant for the years ended December 31, 2001, 2002 and 2003, respectively. Revenue related to grants is recognized as related research and development expenses are incurred, and when such research and development expenses are within the approved limits.

Research and Development

Research and development expenses consist of costs incurred to further the Company’s research and development activities and include salaries and related employee benefits, costs associated with clinical trials, non-clinical activities such as toxicology testing, regulatory activities, research-related overhead expenses, and fees paid to external service providers and contract research organizations, who conduct certain research and development activities on behalf of the Company. Research and development costs are expensed as incurred.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Acquired Product Rights

Initial payments and milestone payments for acquired product rights that, at the time of acquisition by the Company, are under development or are not approved by the Food and Drug Administration (FDA) are charged to expense as incurred.

Clinical Trial Expenses

Clinical trial costs are a component of research and development expense. These expenses include fees paid to contract research organizations and participating hospitals and other service providers, which conduct certain product development activities on behalf of the Company. Depending on the timing of payments to the service providers and the level of service provided, the Company records prepaids or accruals relating to these costs. These accruals or prepaids are based on estimates of the work performed under service agreements, milestones achieved, patient enrollment and experience with similar contracts. The Company monitors each of these factors to the extent possible and adjusts estimates accordingly.

Income Taxes

The Company uses the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax reporting basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to employee stock compensation on reported net loss. The Company has elected to continue to follow the intrinsic-value method of accounting as prescribed by APB Opinion No. 25. The information regarding net loss as required by SFAS No. 123, as amended, has been determined as if the Company had accounted for its employee stock options under the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees:

	Years ended December 31,
	2001	2002	2003
Dividend yield	—	—	—
Risk-free interest rate	5.0%	4.0%	4.0%
Volatility	0.8	0.8	0.8
Expected life	5 years	5 years	5 years

In connection with the grant of certain stock options to employees during the year ended December 31, 2003, the Company recorded deferred stock compensation within stockholders’ equity (deficit) of $10,653 which represents the difference between the deemed fair value of the common stock and the option exercise price at the date of grant. Such amount will be amortized over the vesting period of the applicable options on a straight-line basis. The Company recorded deferred stock compensation expense of $656 for the year ended December 31, 2003. Such expense has been recorded as general and administrative expenses. The expected future amortization expense for deferred stock compensation as of December 31, 2003, is as follows:

For the years ending December 31,
2004	$2,663
2005	2,663
2006	2,663
2007	2,008

$9,997

The table below illustrates the effect on net loss and net loss per share had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

	Years ended December 31			Period from inception (February 10, 2000) through December 31, 2003
	2001	2002	2003
Net loss attributable to common stockholders, as reported	$(2,883)	$(4,684)	$(26,978)	$(35,560)
Add: Stock-based employee compensation expense included in net loss attributable to common stockholders	—	—	656	656
Deduct: Stock-based employee compensation expense determined under fair value method	(26)	(33)	(718)	(790)

Pro forma net loss attributable to common stockholders	$(2,909)	$(4,717)	$(27,040)	$(35,694)

Basic and diluted net loss attributable to common stockholders per share, as reported	$(4.91)	$(7.68)	$(36.05)

Pro forma basic and diluted net loss attributable to common stockholder per share	$(4.96)	$(7.73)	$(36.13)

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and display of comprehensive income and its components for general-purpose financial statements. For all periods presented, there were no differences between net loss and comprehensive loss.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, and an Interpretation of ARB No. 51” (“FIN No. 46”). FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to December 31, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. The adoption of FIN No. 46 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

3.    Net Loss Per Common Share

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, redeemable convertible preferred stock, stock options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of January 1, 2003 or the original issuance, if later. The resulting pro forma adjustments include an increase in the weighted average shares used to compute basic and diluted net loss per share attributable to common stockholders of approximately 6,110,658 shares for the year ended December 31, 2003. The calculation of pro forma net loss per share attributable to common stockholders excludes incremental common stock issuable upon exercise of options, as their effect would be antidilutive.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

	Years ended December 31,
	2001	2002	2003
Historical
Numerator:
Net loss	$(2,883)	$(4,684)	$(12,628)
Accretion of redemption value of redeemable convertible preferred stock	—	—	(18)
Deemed dividend upon issuance of redeemable convertible preferred stock	—	—	(14,332)

Net loss attributable to common stockholders	$(2,883)	$(4,684)	$(26,978)

Denominator:
Weighted-average common shares outstanding	587,838	621,866	754,944
Weighted-average unvested common shares subject to repurchase	(871)	(11,892)	(6,580)

Denominator for basic and diluted net loss per share attributable to common stockholders	586,967	609,974	748,364

Basic and diluted net loss per share attributable to common stockholders	$(4.91)	$(7.68)	$(36.05)

Pro Forma
Net loss attributable to common stockholders			$(26,960)

Pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)			$(3.93)

Shares used above:
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			6,110,658

Pro forma shares used to compute basic and diluted net loss per share attributable to common stockholders (unaudited)			6,865,602

Historical outstanding anti-dilutive securities not included in diluted net loss per share calculation
Reedemable convertible preferred stock	4,199,992	4,199,992	12,895,664
Common shares subject to repurchase	10,451	9,409	4,618
Options to purchase common stock	490,662	631,493	2,884,538

	4,701,105	4,840,894	15,784,820

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

4.    Related Party Transaction

In February 2000, we entered into a consulting agreement with Gerard Turino, M.D., then one of our directors. Under the agreement he received $6 per month for consulting services related to the development of CTX-100. Dr. Turino resigned as a director in 2003.

5.    Property and Equipment

Property and equipment consists of the following:

	December 31,
	2002	2003
Computer equipment and software	$41	$96
Office equipment and furniture	36	71

	77	167

Accumulated depreciation and amortization	(29)	(56)

Property and equipment, net	$48	$111

Depreciation expense was $7, $22, $27 and $56 for the years ended December 31, 2001, 2002, 2003 and for the period from inception (February 10, 2000) to December 31, 2003, respectively.

6.    Other Accrued Liabilities

Other accrued liabilities consists of the following:

	December 31,
	2002	2003
License fees	$—	$56
Grant expenses	44	—
Professional fees	9	10
Other	33	291

Total other accrued liabilities	$86	$357

7.    License Agreements and Commitments

License Agreements

Schering AG, Germany

On October 2, 2003, the Company entered into a development and license agreement with Schering AG, Germany (“Schering AG”). This agreement grants the Company the exclusive right to develop and commercialize Ventavis in the United States for inhaled use for the treatment of pulmonary hypertension. The Company paid Schering AG $6,000 upon the signing of the agreement and will pay an additional $7,000 upon FDA acceptance of the Ventavis New Drug Application (“NDA”) filing. The $6,000 for acquired

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

product rights was immediately expensed. The Company has also agreed to pay Schering AG milestone payments of up to an additional $23,000 upon the achievement of milestones set forth in the agreement. Further, the Company has agreed to pay royalty based on Ventavis net sales until the later of ten years from the first commercial sale of Ventavis or the last to expire patent under the agreement covering Ventavis.

Columbia University License

In March 2000, the Company entered into a license agreement with The Trustees of Columbia University (“Columbia University”), under which the Company acquired the exclusive worldwide rights to develop and commercialize hyaluronic acid delivered intratracheally to treat certain respiratory diseases. In connection with the agreement, the Company paid a license fee of $62 and issued 66,666 shares of common stock to Columbia University at a deemed fair value of $0.003.

The Company is obligated to pay certain minimum royalties on an annual basis after the first commercial sale of a licensed product or service. In addition, for each licensed product that receives approval from the FDA (or an equivalent regulatory authority outside the United States), the Company has agreed to pay Columbia University a $250 milestone payment. In consideration for the right to sublicense to third parties the Company will share a certain percentage of royalties, revenues and other payments with Columbia.

Brigham and Women’s Hospital, Inc.

In June 2002, the Company entered into a license agreement with The Brigham and Women’s Hospital, Inc. (“Brigham and Women’s”) under which the Company acquired the exclusive worldwide rights to develop and commercialize hyaluronic acid for the prevention and treatment of pharyngeal streptococcal infection. Pursuant to this agreement, the Company paid a license fee of $175 and issued 27,777 shares of common stock at a deemed fair value of $0.27 to Brigham and Women’s. The Company terminated this agreement on February 27, 2003.

University of Texas

In June 2003, the Company and The University of Texas (“Texas”) entered into an exclusive worldwide license agreement to develop and commercialize antileukinate, an interleukin-8 receptor blocker, for all fields of use. The Company paid a license fee of $15 and is obligated to reimburse Texas $100 for all its patent filing and prosecution costs already incurred, which are to be paid over a period of two years from the license agreement date. The Company has also agreed to make payments totaling $1,500 upon achieving certain clinical development milestones. In addition, the Company is obligated to minimum royalties upon the commercial sale of products using the licensed technology. In consideration for the right to sublicense to third parties, the Company will share a certain percentage of royalties, revenues and other payments with Texas.

Supply Agreements

Bayer

In January 2002, the Company entered into a development/clinical supply agreement with Bayer Corporation (“Bayer”). Under the agreement, the companies agreed to collaborate to develop one of the

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Company’s product formulations and Bayer agreed to develop the manufacturing processes. If the Company terminates the agreement because it decides to use a different supplier, then the Company must pay Bayer certain pre-determined development costs. Also, if the Company fails to negotiate a supply agreement with Bayer through no fault of Bayer, within six months of beginning Phase III clinical trials, then the Company will reimburse Bayer for its expenses not to exceed $150.

Profile Therapeutics plc

In December 2003, the Company entered into a clinical supply purchase agreement with Profile Therapeutics plc (“Profile”). Under the terms of the agreement, Profile will supply the Company with a specified number of inhalation devices for use in the Company’s clinical trials. The approximate value of the contract is $992, of which the Company has paid $496 through December 31, 2003.

Operating Leases

The Company leases its facilities under an operating lease arrangement that expires in March 2004. In December 2003, the Company entered into a five year operating lease for a new facility which it expects to move into in March 2004. Prior to the Company moving into the new facility, it must deliver to the landlord an irrevocable letter of credit in the amount of approximately $145 to secure the payments under the lease. The irrevocable letter of credit can be reduced upon the Company meeting certain financial covenants.

Rent expense was $72, $172, $172 and $416 for the years ended December 31, 2001, 2002, 2003, and for the period from inception (February 10, 2000) to December 31, 2003, respectively.

Future minimum lease payments under all non-cancelable operating leases are as follows:

Years ending December 31,
2004	$169
2005	250
2006	289
2007	297
2008	306
thereafter	77

Total minimum lease payments required	$1,388

Guarantees and Indemnifications

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days written notice, but termination will not affect claims for indemnifications relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recognized any liabilities relating to these agreements as of December 31, 2003.

8.    Redeemable Convertible Preferred Stock

The authorized, issued, and outstanding shares of redeemable convertible preferred stock by series are as follows:

	December 31, 2002
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	866,666	866,664	$1,266	$1,563
Series B	3,703,333	3,333,328	8,869	10,223

	4,569,999	4,199,992	$10,135	$11,786

	December 31, 2003
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A	866,666	866,664	$1,267	$1,300
Series B	3,333,333	3,333,328	8,875	9,000
Series C	16,166,666	8,695,672	29,795	30,000

	20,366,665	12,895,664	$39,937	$40,300

Each share of Series A, B, and C redeemable convertible preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which each share can be converted.

Each series of redeemable convertible preferred stock is convertible at the stockholder’s option at any time into common stock on a one-for-one basis, subject to adjustment for antidilution. Conversion is automatic upon the closing of an underwritten public offering with aggregate offering proceeds exceeding $50,000 and an offering price of at least $10.50 per share (appropriately adjusted for any stock splits, stock dividends, recapitalization, or similar events) or upon agreement of the majority of holders of the outstanding shares (See Note 13. Subsequent Events).

Prior to October 2003, holders of Series A and B convertible preferred stock were entitled to 8% cumulative dividends. Such dividends were cumulative but only payable if declared by the board. No dividends had been declared as of October 2003. In connection with the issuance of Series C redeemable convertible preferred stock in October 2003, the Company amended its certificate of incorporation to eliminate the cumulative dividend

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

feature for the Series A and B, and provide holders of Series A, B and C redeemable convertible preferred stock noncumulative dividends of $0.12, $0.216 and $0.276 per share, respectively. Such dividends are payable only if declared by the Board. These dividends are paid in advance of any distributions to common stockholders. No dividends have been declared through December 31, 2003.

Series A and B redeemable convertible preferred stock became redeemable upon the Company’s amendment of the Company’s certificate of incorporation in October 2003. Series A, B and C redeemable convertible preferred stock are redeemable at original issue prices of $1.50, $2.70 and $3.45 plus declared and unpaid dividends. Redemption can be at any time on or after December 31, 2008 and receipt of written requests of Series A, B and C stockholders. Series C redeemable convertible preferred shares have redemption preferences over Series A and B redeemable convertible preferred stock. The Company is accreting the carrying value of the Series A, B, and C redeemable convertible preferred stock to its redemption value at the earliest time to redeem, December 31, 2008.

In the event of a liquidation or winding up of the Company, holders of Series C redeemable convertible preferred stock shall have a liquidation preference of $3.45 per share, together with any declared but unpaid dividends, over holders of Series A and B redeemable convertible preferred stock and common shares. Holders of Series A and B redeemable convertible preferred stock shall have a liquidation preference of $1.50 and $2.70 per share, respectively, together with any declared but unpaid dividends over holders of common stock. After payment of the full liquidation preference of Series A, B, and C redeemable convertible preferred stock, the remaining assets of the Company shall be distributed among the holders of the redeemable convertible preferred stock and common stock on a pro rata based on the number of shares of common stock held by each, assuming full conversion of all such preferred stock. If after payment of the liquidation preference to the Series C redeemable convertible preferred stockholder there are insufficient funds to fully pay the Series A and B redeemable convertible preferred stockholders, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series A and B redeemable convertible preferred stock. A change of control or sale of substantially all of the assets of the Company is considered to be a liquidation event.

Convertible debt financing with warrants

In June and August 2003, the Company raised $1,497 through the issuance of secured convertible promissory notes to certain investors in the Company. The notes earned 8% per annum. The notes convert into Series C redeemable convertible preferred stock at a price of $3.45 per share, except certain notes amounting to $339, issued in June 2003, which convert into Series C redeemable convertible preferred stock at a price of $1.15 per share. In October 2003, all of the notes plus accrued interest converted into 644,225 shares of Series C redeemable convertible preferred stock.

In connection with these notes, the Company issued warrants to purchase 499,432 shares of Series C redeemable convertible preferred stock at $3.45 per share. The fair value of the warrants was estimated to be $1,595 using the Black-Scholes pricing model with the assumptions as follows: a risk-free interest rate of 3.53% and 3.94%, a life of ten years, no dividend yield, and a volatility factor of 0.8. The fair value of the warrants allocated to the warrants on a relative fair value basis was determined to be $636. The Company recorded such amounts as interest expense, amortized from the date of issuance to the date of conversion.

Additionally, the notes were considered to have a beneficial conversion feature because they permit the holders to convert their interest in the notes into shares of Series C redeemable convertible preferred stock at a

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

price, which on the date of issuance, was lower than the fair value for the Series C redeemable convertible preferred stock. The total amount of the beneficial conversion feature was $1,315. Because the beneficial conversion feature cannot exceed the relative fair market value of the convertible notes, the Company recorded a limited beneficial conversion feature of $410. This amount was recorded as an additional discount to the notes and amortized as interest expense from the date of issuance to the date of the conversion.

In October 2003, the 499,432 warrants issued in connection with the convertible notes were relinquished in exchange for the issuance of common stock. The Company recorded the issuance of the common shares for a total value of $1,723. The Company recorded this value as a non-cash deemed dividend to preferred stockholders, with offsetting charges against stockholders’ deficit.

Issuance of Series C redeemable convertible preferred stock

In October and November 2003, the Company issued 8,051,447 shares of Series C redeemable convertible preferred stock at a price of $3.45 per share for net cash proceeds of $27,562. Additionally, upon conversion of secured convertible promissory notes the Company issued 644,225 shares of Series C redeemable convertible preferred stock. The Company recorded a deemed dividend of approximately $14,332 to reflect the beneficial conversion feature embedded in the Series C redeemable convertible preferred stock.

9.    Common Stock

On all matters on which stockholders are generally entitled to vote, each holder of common stock is entitled to one vote for each share of common stock held of record.

The Company had reserved shares of common stock for issuance as follows:

	December 31,
	2002	2003
Redeemable convertible preferred stock:
Series A	866,666	866,666
Series B	3,703,333	3,333,333
Series C	—	16,166,666
2000 Stock Option Plan	900,000	3,245,811

	5,469,999	23,612,476

10.    Stock Option Plan

In February 2000, the Company adopted the 2000 Stock Option Plan. At December 31, 2002 and 2003, there were 900,000 and 3,245,811 shares, respectively, of common stock authorized for issuance under the Plan, of which 246,842 and 309,665 shares, respectively, were available for grant. Pursuant to the Plan, options or stock purchase rights may be granted to employees and consultants of the Company. Options granted may be either incentive stock options or nonstatutory stock options. Stock options may be granted with exercise prices of no less than the fair value of the common stock on the grant date, as determined by the board of directors. Options become exercisable as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

balance vesting ratably over the next three years, or  1/48 per month over four years. Options granted under the Plan expire no more than ten years after the date of grant or ninety days from termination.

The Plan allows for the early exercise of options before they have vested. Shares issued as a result of early exercise that have not vested are subject to repurchase by the Company upon termination of the purchaser’s employment or services, at the price paid by the purchaser. The repurchase right is at the Company’s option and lapses ninety days from termination. There were 9,409 and 4,618 shares subject to repurchase relating to the early exercise of options as of December 31, 2002 and 2003, respectively, each of which had a weighted-average exercise price of $0.27 per share.

The following table summarizes stock option activity under the stock option plans:

		Outstanding Options
	Shares Available for Grant	Shares	Weighted- Average Exercise Price
Shares authorized	266,667	—	—
Options granted	(55,331)	55,331	$0.15

Balance at December 31, 2000	211,336	55,331	$0.15
Additional shares authorized	633,333	—	—
Options granted	(629,995)	629,995	$0.27
Options canceled	181,332	(181,332)	$0.26
Options exercised	—	(13,332)	$0.27

Balance at December 31, 2001	396,006	490,662	$0.26
Options granted	(149,164)	149,164	$0.27
Options exercised	—	(8,333)	$0.27

Balance at December 31, 2002	246,842	631,493	$0.26
Additional shares authorized	2,345,811	—	—
Options granted	(2,339,516)	2,339,516	$0.33
Options canceled	56,528	(56,528)	$0.26
Options exercised	—	(29,943)	$0.25

Balance at December 31, 2003	309,665	2,884,538	$0.31

There were 309,274 and 507,010 options vested and exercisable at December 31, 2002 and 2003, with a weighted-average exercise price of $0.26 per share for each year. The weighted-average remaining contractual life of exercisable options at December 31, 2003 was 7.96 years. As of December 31, 2003, the range of exercise prices for options outstanding was $0.15 to $0.33.

Stock Options Granted to Non-employees

Stock compensation arrangements to non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to non-employees:

	Years ended December 31,
	2001	2002	2003
Dividend yield	—	—	—
Risk-free interest rate	5.0%	4.0%	4.0%
Volatility	0.8	0.8	0.8
Expected life	10 years	10 years	10 years

During the years ended December 31, 2001, 2002 and 2003, the Company granted options to purchase 18,333, 20,000 and 174,266 shares of common stock to consultants at a weighted-average exercise price of $0.26 per share. These options generally vest over a four-year period. The related compensation expense, calculated in accordance with EITF 96-18 was $2, $3 and $493 in 2001, 2002 and 2003, respectively.

11.    401(k) Savings Plan

In January 2001, the Company began a 401(k) savings plan (“the 401(k) plan”). The 401(k) plan is a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All full-time employees of the company are eligible to participate pursuant to the terms of the 401(k) plan. Contributions by the Company are discretionary and the Company has made no contributions for all periods presented.

12.    Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes:

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2002	2003
Federal and state net operating loss carryforwards	$2,400	$6,500
Federal and state research and development credit carry forwards	70	90
Capitalized start-up costs	730	660
Other	100	20

Total deferred tax assets	$3,300	$7,270
Valuation allowance	(3,300)	(7,270)

Net deferred tax assets	$—	$—

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $1,951 and $3,974 during the years ended December 31, 2002 and 2003, respectively.

COTHERIX, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

As of December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $16,000, which begin to expire in 2020 if not utilized. The Company also had federal and state research and development tax credit carryforwards of approximately $61 and $56, respectively, which begin to expire in 2020 if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

13.    Subsequent Events

In January and February, 2004, the board of directors authorized an additional 1,973,000 shares of common stock to be reserved for issuance under the Stock Option Plan. In January and February, 2004, the Company granted options to purchase a total of 1,755,123 shares of common stock to certain employees at a weighted average price of $0.56. As a result, the Company estimates that it will recognize $9,600 in deferred compensation that will be amortized to expense over the four-year vesting period. In addition, the Company granted options to purchase a total of 15,833 shares of common stock to certain non-employee consultants at a weighted average price of $0.80. These stock option issuances triggered antidilution adjustments to the conversion ratios of the Series A, B and C redeemable convertible preferred stock.

On February 20, 2004, the Company completed the issuance of 7,246,377 shares of Series C redeemable convertible preferred stock at $3.45 per share for net cash proceeds of approximately $25,000. The Company expects that it will record a deemed dividend of approximately $20,652 to reflect the beneficial conversion feature embedded in the Series C redeemable convertible preferred stock. On that same day and in anticipation of its proposed initial public offering, the Company amended its certificate of incorporation to provide that each share of its outstanding redeemable convertible preferred stock will automatically convert to common stock upon the Company’s initial public offering of its common stock. The conversion rates of Series A, B, and C redeemable convertible preferred stock were changed to 1.0382, 1.0626, and 1.0686, respectively, to account for the antidilution requirements. Additionally, the Company increased total authorized shares to 50,366,665 of which 30,000,000 have been authorized as common stock and 20,366,665 as preferred stock.

             Shares

Common Stock

PROSPECTUS

            , 2004

CIBC World Markets	Piper Jaffray

Needham & Company, Inc.	Thomas Weisel Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee		$8,800
NASD filing fee		$7,500
Nasdaq National Market listing fee	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Miscellaneous	$	*

Total	$	*

The registrant will bear all of the expenses shown above.

* To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation and bylaws provide for indemnification of the registrant’s directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the registrant’s corporate charter filed to be as Exhibit 3.2 hereto and the registrant’s bylaws to be filed as Exhibit 3.4 hereto.

The registrant has entered into indemnification agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The indemnification agreements provide the registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The registrant has also obtained directors’ and officers’ liability insurance to insure such persons against certain liabilities. In addition, the underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto.

The registrant’s amended and restated investor rights agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

Item 15.    Recent Sales of Unregistered Securities.

Since February 2000, we have sold and issued the following unregistered securities (not giving effect to a      for      reverse stock split which will occur prior to the closing of this offering):

(a)    Issuances of Capital Stock

1.    In February and March 2000, we issued and sold an aggregate of 520,000 shares of our common stock at $0.003 per share to five individual and institutional investors, including The Spray Venture Fund, L.P.

2.    In March 2000, we issued and sold 66,666 shares of our common stock to Columbia University in consideration for entering into a license agreement with CoTherix, whereby Columbia University licensed us rights to certain patents which has lead to our development of CTX-100.

3.    In March and November 2000, we issued and sold an aggregate of 866,664 shares of our Series A redeemable convertible preferred stock at $1.50 per share to two institutional investors, including The Spray Venture Fund, L.P.

4.    In April and June 2001, we issued and sold an aggregate of 3,333,328 shares of our Series B redeemable convertible preferred stock at $2.70 per share to fifteen individual and institutional investors, including Sofinnova Venture Partners V, L.P., Alta California Partners III, L.P., The Spray Venture Fund, L.P. and W. Scott Harkonen, M.D, our current Chief Executive Officer and Chairman of the Board.

5.    In June 2002, we issued and sold 27,777 shares of our common stock in consideration for entering into a license agreement with Brigham and Women’s Hospital, Inc.

6.    In June and August 2003, we issued and sold convertible promissory notes in the aggregate principal amount of $1,497,113 and warrants to purchase 499,432 shares of our preferred stock to eight institutional investors, including Sofinnova Venture Partners V, L.P., Alta California Partners III, L.P. and The Spray Venture Fund, L.P.

7.    In October and November 2003, we issued and sold an aggregate of 8,695,672 shares of our Series C redeemable convertible preferred stock at a stated purchase price of $3.45 per share to twenty institutional investors, including MPM Bioventures III-QP, L.P., Sofinnova Venture Partners V, L.P., Alta California Partners III, L.P., Sofinnova Capital IV FCPR, Frazier Healthcare IV, L.P. and The Spray Venture Fund, L.P. 644,225 of these shares of Series C preferred stock were issued and sold upon the conversion of the principal and interest of the convertible promissory notes issued in June and August 2003 at an aggregate effective rate of $2.37 per share. In addition, in October 2003, the warrants issued in June and August 2003 were cancelled in exchange for an aggregate of 499,432 shares of our common stock.

8.    In February 2004, we issued and sold an aggregate of 7,246,377 shares of our Series C redeemable convertible preferred stock at $3.45 per share to twenty institutional investors, including MPM Bioventures III-QP, L.P., Sofinnova Venture Partners V, L.P., Alta California Partners III, L.P. Sofinnova Capital IV FCPR, Frazier Healthcare IV, L.P. and The Spray Venture Fund, L.P.

No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued in combination of foreign and U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of such shares of our preferred stock described above represented to CoTherix in connection with their purchase that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that the purchasers in each case represented that they were acquiring the shares for investment and not distribution, that they could bear the risks of investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

(b)    Stock Option Grants

As of February 20, 2004, we had issued and sold to employees, directors and consultants an aggregate of 211,468 shares of our common stock upon the exercise of stock options, at exercise prices ranging from $0.15 to $1.32 per share. In addition, as of such date options to purchase 4,495,634 shares of our common stock were outstanding under our 2000 Stock Plan.

The issuance of stock options and the common stock issuable upon exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about CoTherix or had access, through employment or other relationships, to such information. All shares were offered and sold pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and applicable restrictions on transfer.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits:

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Amended and Restated Certificate of Incorporation of the Registrant to take effect upon the closing of the offering made under this Registration Statement.

3.3	Bylaws of the Registrant, as currently in effect.

3.4*	Amended and Restated Bylaws to take effect as of the closing of the offering made under this Registration Statement.

4.1*	Specimen Common Stock Certificate.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2	Employment Agreement between W. Scott Harkonen, M.D. and Registrant dated October 8, 2003.

10.3	Employment Agreement between Donald Santel and Registrant dated October 8, 2003.

10.4	Registrant’s 2000 Stock Option Plan.

10.5	Registrant’s 2004 Equity Incentive Plan.

10.6	Registrant’s 2004 Employee Stock Purchase Plan and form of agreements thereunder.

10.7	Amended and Restated Investor Rights’ Agreement dated October 8, 2003.

10.8	Standard Lease between F & S Properties, LLC and Registrant dated December 17, 2003.

10.9	Office Lease between Sierra Point Development and Registrant dated January 5, 2004.

10.10†	Development and License Agreement between Schering AG and Registrant dated October 2, 2003.

10.11†	Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated March 14, 2000.

10.12†	Amendment to the Exclusive License Agreement between the Trustees of Columbia University in the City of New York and the Registrant dated February 20, 2004.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Reference is made to Exhibit 5.1.

Exhibit No.	Exhibit Index

24.1	Power of Attorney (included on page II-5).

*	To be filed by amendment.
†	Registrant has requested confidential treatment for certain portions of this agreement. This exhibit omits the information subject to this confidentiality request. The omitted portions have been separately filed with the Commission.

(b)     Financial Statements Schedules:

No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California on March 11, 2004.

COTHERIX, INC.

By	/s/ W. SCOTT HARKONEN

W. Scott Harkonen, M.D.
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints W. Scott Harkonen, M.D. and Donald Santel, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto and any remigration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below.

Signature	Title	Date

/s/ W. SCOTT HARKONEN (W. Scott Harkonen, M.D.)	Chairman and Chief Executive Officer (Principal Executive Officer)	March 11, 2004

/s/ DONALD SANTEL (Donald Santel)	President, Chief Operating Officer, Secretary and Director	March 11, 2004

/s/ BENSON FONG (Benson Fong)	Vice President of Finance and Corporate Development (Principal Financial and Accounting Officer)	March 11, 2004

/s/ BRAD GOODWIN (Bradford S. Goodwin)	Director	March 11, 2004

/s/ JAMES HEALY (James I. Healy, M.D., Ph.D.)	Director	March 11, 2004

/s/ DANIEL S. JANNEY (Daniel Janney)	Director	March 11, 2004

/s/ NICHOLAS J. SIMON (Nicholas J. Simon, III)	Director	March 11, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Amended and Restated Certificate of Incorporation of the Registrant to take effect upon the closing of the offering made under this Registration Statement.

3.3	Bylaws of the Registrant.

3.4*	Amended and Restated Bylaws to take effect as of the closing of the offering made under this Registration Statement.

4.1*	Specimen Common Stock Certificate.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and officers.

10.2	Employment Agreement between W. Scott Harkonen, M.D. and Registrant dated October 8, 2003.

10.3	Employment Agreement between Donald Santel and Registrant dated October 8, 2003.

10.4	Registrant’s 2000 Stock Option Plan.

10.5	Registrant’s 2004 Equity Incentive Plan.

10.6	Registrant’s 2004 Employee Stock Purchase Plan and form of agreements thereunder.

10.7	Second Amended and Restated Investor Rights’ Agreement dated October 8, 2003.

10.8	Standard Lease between F & S Properties, LLC and Registrant dated December 17, 2003.

10.9	Office Lease between Sierra Point Development and Registrant dated January 5, 2004.

10.10†	Development and License Agreement between Schering AG and Registrant dated October 2, 2003.

10.11†	Exclusive License Agreement between the Trustees of Columbia University in the City of New York and Registrant dated March 14, 2000.

10.12†	Amendment to the Exclusive License Agreement between the Trustees of Columbia University in the City of New York and the Registrant dated February 20, 2004.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2*	Consent of Counsel. Reference is made to Exhibit 5.1.

24.1	Power of Attorney (included on page II-5).

*	To be filed by amendment.
†	Registrant has requested confidential treatment for certain portions of this agreement. The omitted portions have been separately filed with the Commission.